As filed with the Securities and Exchange Commission on July 17, 1996
                                                     Registration No. 333-7165



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                          ROCHESTER MEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          MINNESOTA                                       41-1613227
(STATE OR OTHER JURISDICTION                (I.R.S. EMPLOYER IDENTIFICATION NO.)
     OF INCORPORATION)

                             1500 SECOND AVENUE N.W.
                          STEWARTVILLE, MINNESOTA 55976
                                 (507) 533-4203
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              BRIAN J. WIERZBINSKI,
                             CHIEF FINANCIAL OFFICER
                          ROCHESTER MEDICAL CORPORATION
                             1500 SECOND AVENUE N.W.
                          STEWARTVILLE, MINNESOTA 55976
               TELEPHONE: (507) 533-4203 TELECOPY: (507) 533-4232
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                           CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                             GEORGE H. FRISCH, ESQ.
                             5030 WOODLAWN BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55417
               TELEPHONE: (612) 724-2929 TELECOPY: (612) 724-8387

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being offered on this Form are to be offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

                                                   PROPOSED       PROPOSED MAXIMUM
                                                    MAXIMUM           AGGREGATE         AMOUNT OF
                               AMOUNT TO BE     OFFERING PRICE        OFFERING        REGISTRATION
    TITLE OF SECURITIES         REGISTERED       PER SHARE(1)         PRICE(2)             FEE
    -------------------         ----------       ------------         --------             ---
Common Stock, no par value   140,000 shares         $17.75           $2,485,000           $857

(1) Calculated pursuant to Rule 457(c) based upon the last sale reported on the Nasdaq National Market for June 26, 1996.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          ROCHESTER MEDICAL CORPORATION

                              CROSS REFERENCE SHEET

          PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-3

                       ITEM NUMBER AND TITLE IN
                   FORM S-3 REGISTRATION STATEMENT                       CAPTION OR LOCATION IN PROSPECTUS
                   -------------------------------                       ---------------------------------
1.       Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus                       Front of Registration Statement and Outside Front
                                                              Cover Page of Prospectus

2.       Inside Front and Outside Back Cover Pages of
         Prospectus                                           Inside Front Cover Page; Outside Back Cover Page of
                                                              Prospectus

3.       Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges                            Prospectus Summary; Risk Factors

4.       Use of Proceeds                                      Use of Proceeds

5.       Determination of Offering Price                      Outside Front Cover Page; Risk Factors; Plan of
                                                              Distribution

6.       Dilution                                             Not Applicable

7.       Selling Security Holders                             Selling Shareholders; Plan of Distribution

8.       Plan of Distribution                                 Outside Front Cover Page; Plan of Distribution

9.       Description of Securities to be Registered           Description of Capital Stock

10.      Interests of Named Experts and Counsel               Legal Matters

11.      Material Changes                                     Prospectus Summary; The Company; Risk Factors;
                                                              Capitalization; Price Range of Common Stock; Selected
                                                              Financial Data; Management's Discussion and Analysis
                                                              of Financial Condition and Results of Operations;
                                                              Business; Management; Financial Statements

12.      Incorporation of Certain Information by Reference    Incorporation by Reference

13.      Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities       Description of Capital Stock


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




                      SUBJECT TO COMPLETION, JULY 17, 1996


PROSPECTUS

                                 140,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

This Prospectus relates to the sale of up to 140,000 Shares of Common Stock, no par value (the "Shares") of Rochester Medical Corporation, a Minnesota corporation (the "Company"), that have been or may be purchased by certain investors (the "Selling Shareholders") upon the exercise of Common Stock purchase warrants. All of the Shares offered hereby will be sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Shares, however the Company will receive proceeds from the Selling Shareholders upon their exercise of 80,000 Common Stock purchase warrants not heretofore exercised. See "Use of Proceeds."


The Company's Common Stock is currently listed on the Nasdaq National Market under the symbol "ROCM." On July 16, 1996, the closing price for the Company's Common Stock reported thereon was $16.00 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 PRICE TO         PROCEEDS TO         PROCEEDS TO
                PUBLIC (1)    SELLING SHAREHOLDERS    COMPANY (2)
                ----------    --------------------    -----------
Per Share           $16.00             $16.00             $0
Total           $2,240,000         $2,240,000             $0


(1) Based on the last reported sales price for the Common Stock as reported on the Nasdaq National Market on July 16, 1996. The actual Price to Public will be based on market prices on the respective dates of sale, which may be more or less than the Price to Public set forth above.

(2) The Shares are being offered for the accounts of the Selling Shareholders. Pursuant to the terms of the warrants and certain related agreements, the Company will pay the expenses of this offering including the filing fees for the registration of the Shares, but excluding the fees of any counsel to the Selling Shareholders. The aggregate Proceeds to Selling Shareholders will be the total Price to Public, less aggregate agent's commissions and underwriter's discounts, if any.

The Selling Shareholders may sell the Shares from time to time directly, through agents designated from time to time, or through dealers or underwriters also to be designated, on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the names of the Selling Shareholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters, and the amount of any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Such Prospectus supplement will also set forth information regarding indemnification by the Company of the Selling Shareholders and any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 ("Securities Act"). See "Plan of Distribution."

The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                   THE DATE OF THIS PROSPECTUS IS    , 1996



                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                 THE COMPANY

Rochester Medical Corporation (the "Company") designs, develops, manufactures and markets disposable latex-free incontinence and urological catheters and other urological devices.

The Company currently manufactures and markets its leading edge ULTRAFLEX, NATURAL and POP-ON male external catheters for the management of male urinary incontinence and its leading edge silicone Foley catheters for urinary catheterization to manage elimination of urinary waste. The Company has also developed several advanced feature catheters which the Company believes will provide improved medical outcomes and which are in various stages of commercialization. These include its FEMSOFT continuous drain and FEMSOFT valved catheters for management of certain female incontinence conditions; its COMFORT SLEEVE Foley Catheter, a proprietary improvement to standard Foley catheters; its intermittent PERSONAL CATHETER for periodic urinary self-catheterization; and its Medicated Foley catheter, which is intended to reduce the incidence of catheter induced urinary tract infection. The Company has obtained marketing clearance from the Federal Food and Drug Administration ("FDA") to market the FEMSOFT continuous drain catheter, the COMFORT SLEEVE Foley catheter, and the PERSONAL CATHETER. The Company plans to participate with ConvaTec, a Bristol-Myers Squibb Company ("ConvaTec") in joint clinical preference testing of these products during the coming months before these products may be introduced to the market. The Company's Medicated Foley catheter is presently undergoing clinical trials to establish safety and efficacy in anticipation of filing for marketing approval from the FDA. The Company intends to conduct clinical trials of its FEMSOFT valved catheter for similar purposes. The Company also continues research and development activities for other products and product enhancements.

The Company recently developed its FEMSOFT urethral assist insert for managing stress incontinence in active women. This new device, which builds on the Company's proprietary liquid encapsulation technology, is designed to support, rather than obstruct normal urethral functions and is intended to provide a new treatment modality for stress incontinence. The new FEMSOFT urethral assist insert is a soft and conformable insert having a reciprocal fluid transfer design which permits it to be simply inserted, worn, and removed for voiding; all without inflation, deflation, syringes, or valving mechanisms. The FEMSOFT urethral assist insert may also be expelled by voluntary voiding. The Company plans to begin clinical testing of this new device in the coming months to establish its safety and efficacy in anticipation of filing for FDA marketing approval.

The Company was incorporated in Minnesota in April, 1988. Through fiscal 1992, the Company was a development stage company, engaged primarily in the development of its products and manufacturing processes and systems. In fiscal 1992, the Company began commercial sales of silicone male external catheters under a private label arrangement with Mentor Corporation ("Mentor"). In fiscal 1993, the Company introduced its ULTRAFLEX male external catheter as well as its Foley catheter, and began marketing its products under the Rochester Medical brand. During fiscal 1993, the Company began private label sales of its ULTRAFLEX male external catheter to Hollister Corporation ("Hollister") and expanded private label sales to Mentor. In fiscal 1994, the Company began expanding its sales and marketing organization and continued expanding private label sales by commencing sales to Euromedical Industries Sdn Bhd, a subsidiary of Baxter Health Care Corporation ("Baxter Euromedical") and by increasing sales to Hollister. The Company introduced its POP-ON male external catheter in May 1995 and its NATURAL catheter in September 1995. In August 1995, the Company entered into a development and marketing agreement with ConvaTec, under which ConvaTec has worldwide rights, subject to the Company's existing agreements, to market the Company's existing and future products under the ConvaTec brand. At the same time, the Company retains worldwide rights to market its products under the Rochester Medical brand. The Company and ConvaTec also may agree to work cooperatively to develop additional incontinence and urological products. As part of this relationship, ConvaTec invested $3 million in the Company in the form of a convertible loan. ConvaTec has an extensive sales organization in the United States and approximately 70 other countries. In December 1995, the Company completed a public offering of 1,322,500 of its common shares resulting in the receipt of approximately $16,200,000 of net proceeds.

COMFORT SLEEVE(tm), FEMSOFT(tm), NATURAL CATHETER(tm), PERSONAL CATHETER(tm), "POP-ON"(tm) and ULTRAFLEX(r) are trademarks of the Company.

The Company's principal executive offices are located at 1500 Second Avenue N.W., Stewartville, Minnesota 55976, and its telephone number is (507) 533-4203.

                                  THE OFFERING

Common Stock offered by the Company          None

Common Stock offered by the Selling
Shareholders                                 140,000 shares

NasdaqNM symbol Common Stock                 ROCM

Use of Proceeds                              General Corporate Purposes

RISK FACTORS

An investment in the shares of Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

SUMMARY FINANCIAL DATA(1)

The summary financial data presented below for each of the years ended September 30, 1994 and 1995, have been derived from the financial statements of the Company, which financial statements have been audited by independent certified public accountants. The financial statements as of September 30, 1995, and for each of the years in the two-year period ended September 30, 1995, and the reports thereon, are incorporated by reference in this Prospectus. The summary financial data presented below for the six months ended March 31, 1996 and 1995, are from the unaudited financial statements of the Company which are incorporated by reference in this Prospectus. In the opinion of the Company's management, such unaudited financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the six months ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ending September 30, 1996. The summary financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the financial statements and notes thereto. See "Incorporation of Certain Documents by Reference."


                            SUMMARY FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           FISCAL YEAR ENDED        SIX MONTHS ENDED
                                                             SEPTEMBER 30,              MARCH 31,
                                                           -----------------        ----------------
                                                           1994         1995        1995        1996
                                                           ----         ----        ----        ----
STATEMENTS OF OPERATIONS DATA:
 Net sales                                                $ 2,189     $ 3,131      $1,382      $2,042
 Cost of sales                                              1,716       2,448       1,044       1,480
 Gross profit                                                 473         683         338         562
 Total operating expenses                                   1,476       1,982         802       1,350
 Loss from operations                                      (1,003)     (1,299)       (464)       (788)
 Interest income (expense), net                                39         (12)          7         217
 Net loss                                                 $  (964)    $(1,311)     $ (456)     $ (571)
 Net loss per common share                                $  (.36)    $  (.49)     $(0.17)     $(0.16)
 Weighted average number of common shares outstanding       2,660       2,682       2,664       3,656

                                              MARCH 31, 1996
                                              --------------
BALANCE SHEET DATA:
 Working capital                                 $20,033
 Total assets                                     22,941
 Long-term debt, net of current maturities         3,178
 Total shareholders' equity                       19,318


                                 RISK FACTORS

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN EVALUATING THE COMPANY AND ITS BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS.

HIGHLY COMPETITIVE MARKETS AND PRODUCT OBSOLESCENCE

The incontinence and urological device industry is highly competitive. In order to compete successfully against other urological products, the Company must maintain competitive pricing and effectively demonstrate the beneficial effect of its products on medical outcomes over the course of treatment. Competition in the Company's markets may result in pricing pressures that may adversely affect unit prices and sales levels. Many of the Company's competitors have substantially greater capital resources and name recognition than the Company. These competitors may also have greater expertise than the Company in research and development, manufacturing, marketing and sales and regulatory matters and may have broader product lines that are a competitive advantage in obtaining contracts with purchasing groups. There is no assurance that the Company will be able to compete against such competitors and potential competitors in terms of research and development, manufacturing, marketing and sales capabilities. In addition, the Company competes in mature markets in which many of the Company's competitors have well known and established products. Although the Company believes that its products offer certain medical and technological advantages over its competitors' currently marketed products, earlier entrants in the market often obtain and maintain significant market share relative to later entrants such as the Company. Additionally, the medical conditions that can be managed using the Company's products also may be managed using a variety of alternative products or techniques, including adult diapers and absorbent pads, surgery, behavior therapy and pelvic muscle exercise, implantable devices and injectable materials, and other medical devices. There is no assurance that the Company's products will be able to replace such alternative products or techniques or that advancements in these alternative products or techniques will not make the Company's products obsolete. See "Business -- Competition."

LIMITED REVENUES; HISTORY OF LOSSES AND ANTICIPATED FUTURE LOSSES; FLUCTUATIONS IN QUARTERLY FINANCIAL PERFORMANCE

The Company has generated only limited revenues to date and has experienced net losses since its inception. Net losses for the fiscal years ended September 30, 1994 and 1995, and for the six months ended March 31, 1996, were $964,000, $1,311,000, and $571,000, respectively. The Company had an accumulated deficit of approximately $4.6 million at March 31, 1996. The Company expects to incur substantial product development, clinical research and other expenses in connection with the clinical testing, development and commercialization of its FEMSOFT urethral assist female continence insert, as well as for its other products in development and for other new products and product enhancements. In addition, the Company expects increasing operating expenses as it develops administrative infrastructure to anticipated future growth, and progressively expands its sales and marketing organization as it introduces its new products. As a result, the Company expects to incur substantial operating losses for the foreseeable future, and there is no assurance that the Company will ever generate substantial revenues or achieve profitability. The Company has also experienced and may continue to experience variations in quarterly financial performance. The timing of future purchases by ConvaTec, Mentor and other private label customers and distributors may significantly affect quarterly financial performance. Quarterly variations may also result from the timing of the commercial release of products and the start of clinical preference testing for products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING PRODUCTS FOR CLINICAL TESTING PURPOSES

The Company has installed a small, computer controlled, semi-automatic manufacturing line (the "Pilot-line") that it uses in conjunction with its automated Foley catheter manufacturing line for development and testing of the manufacturing processes and techniques applicable to the manufacture of its new products. The Company also uses the Pilot-line to produce limited quantities of its products in development for clinical and preference testing purposes. To the extent that volume and production limits of Pilot-line may prevent the Company from timely producing sufficient quantities of its products in development for clinical trial and clinical preference testing purposes, such trials and tests may be delayed, with consequent delays in market introduction or regulatory approvals for such products. See "Business -- Manufacturing" and "Business -- Research and Development."

NEED FOR ADDITIONAL CAPITAL

The Company will require substantial additional capital to finance the marketing of its new FEMSOFT urethral assist female continence insert if and as that device is brought to market. Unlike its other products which are marketed directly and through private label arrangements to physicians, nurses, home care operators, hospitals and purchasing groups, the FEMSOFT urethral assist device will be marketed through extensive educational efforts directed at clinicians and through extensive media advertising directed to consumers. In the absence of additional financing, it is likely that the Company's planned marketing and distribution efforts for the FEMSOFT urethral assist device will be significantly reduced and/or delayed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing and Sales."

DEPENDENCE ON PRIVATE LABEL ARRANGEMENTS

The Company's success depends to a significant extent on third party private label arrangements. Private label arrangements with medical products companies accounted for approximately 81% and 79% of the Company's net sales for fiscal 1994 and fiscal 1995, respectively, and for approximately 77% of the Company's net sales for the six months ended March 31, 1996. Private label sales to Hollister, Baxter Euromedical and Mentor accounted for approximately 25%, 20% and 14%, respectively, of the Company's net sales for fiscal 1995; while such sales to Hollister, Baxter Euromedical, Mentor and ConvaTec accounted for approximately 18% of net sales, 21% of net sales, 15% of net sales and 12% of net sales, respectively, for the six months ended March 31, 1996. The Company's agreement with Mentor grants Mentor a patent license to manufacture the silicone external catheter which Mentor now purchases from the Company, and Mentor could manufacturer that product itself. The Company's strategic relationship with ConvaTec grants ConvaTec, subject to obligations and limitations imposed by the Company's other distribution agreements, worldwide rights to market the Company's current products, products in development and certain future products under the ConvaTec brand. Under this agreement, the Company retains worldwide rights to market its products under the Rochester Medical brand, but limits its ability to distribute its products through third parties other than under the Rochester Medical brand. ConvaTec is not subject to any minimum purchase requirements. With regard to certain of the Company's products in development and future products, moreover, the Company and ConvaTec must agree on certain terms before commencement of sales of those products in development and future products. There can be no assurance that ConvaTec will continue to place orders for products with the Company, or that it will successfully market the Company's products. As a result, a significant portion of the Company's net sales depends on the Company's ability to provide products that meet the requirements of ConvaTec, Mentor and the Company's other medical products distributors and on the sales and marketing efforts of such distributors. In addition, there can be no assurance that the Company will be able to operate profitably with respect to products delivered under these agreements. See "Business -- Marketing and Sales" and "-- Private Label Distribution Agreements."

LIMITED EXPERIENCE WITH ROCHESTER MEDICAL BRAND PRODUCTS

A key element of the Company's business strategy is to develop broad market recognition for the Rochester Medical brand to support the future market introduction of its FEMSOFT urethral assist device and other products in development. To date, the Company has primarily marketed its incontinence and urological devices under private label arrangements and has conducted only limited selling and marketing activities for its Rochester Medical brand directly to physicians, nurses, home care operators, hospitals, distributors and purchasing groups. Although the Company intends to progressively increase its Rochester Medical brand marketing and sales efforts as certain of its newer products are brought to market, and to substantially expand those efforts for its FEMSOFT urethral assist device and for other of its products in development as and if those products become commercially introduced into the market, there can be no assurance that the Company will be able to successfully market its products under the Rochester Medical brand or that the Company will be able to develop an effective sales force. In addition, some segments of the health care market are experiencing consolidation and restructuring which are affecting traditional purchasing patterns and practices for disposable medical products, and there is no assurance that the Company will be able to successfully adapt its marketing of Rochester Medical brand products to such changes. The FEMSOFT urethral assist device, moreover, will require the Company to undertake extensive educational efforts directed to clinicians and to conduct significant media advertising directed to consumers. The Company has no previous experience with such educational efforts or consumer oriented media advertising, and there can be no assurance that the Company will be successful in such activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Marketing and Sales."

DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon Anthony J. Conway, the Company's Chief Executive Officer and President and Philip J. Conway and Richard D. Fryar, Vice Presidents of the Company, who conduct substantially all of the Company's research and development efforts as well as perform various management functions. In addition, the Company is also dependent on other of its financial and marketing officers. The loss of services of any of these individuals could impair the Company's ability to commercialize its products or to develop new products and could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF MARKET ACCEPTANCE OF NEW PRODUCTS

Many of the Company's products, including the FEMSOFT urethral assist female continence insert and other of its products, have not yet been commercially introduced into the incontinence and urological markets. There can be no assurance that these products will gain any significant degree of market acceptance or that users will accept these products as preferable to alternative products or methods of treatment. The Company believes that recommendations by physicians will be essential for the development and successful marketing of these products and there can be no assurance that any such recommendations will be obtained. In addition, the Company has not yet determined pricing for these products and the Company's pricing policies could adversely impact market acceptance of these products as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of these products. Insufficient market acceptance of these products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products."

GOVERNMENT REGULATION

The Company's products, product development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA and by comparable agencies in foreign countries. In the United States, the FDA regulates the introduction of medical devices as well as manufacturing, labeling and record keeping procedures for such products. The process of obtaining marketing clearance for new medical products from the FDA can be costly and time consuming, and there can be no assurance that such clearance will be granted for the Company's future products on a timely basis, if at all, or that FDA review will not involve delays that would adversely affect the Company's ability to commercialize additional products or to expand permitted uses of existing products. Even if regulatory clearance to market a product is obtained from the FDA, this clearance may entail limitations on the indicated uses of the product. Marketing clearance can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance. The Company may be required to make further filings with the FDA under certain circumstances, such as the addition of product claims or product reformulation. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretation made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. The FDA and various state agencies inspect the Company and its facilities from time to time to determine whether the Company is in compliance with regulations relating to medical device manufacturing companies, including regulations concerning manufacturing, testing, quality control and product labeling practices. A determination that the Company is in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures, or, in extreme cases, criminal sanctions.

All of the products currently marketed by the Company have received marketing clearance from the FDA pursuant to 510(k) pre-market notifications filed by the Company. A 510(k) pre-market notification requires the manufacturer of a medical device to establish that the device is "substantially equivalent" to medical devices legally marketed in the United States prior to the Medical Device Amendments of 1976. With regard to the FEMSOFT urethral assist female continence insert, the Company intends to file for an Investigational Device Exemption
(IDE) with the FDA in order to establish the proper clinical testing protocol for that device, and to conduct clinical testing in accordance with the IDE approved protocol. The Company intends, thereafter, to submit the clinical data to the FDA in a Pre-Market Approval ("PMA") application for that device. With regard to its Medicated Foley catheter, the Company is presently conducting clinical tests of that device, and intends to resubmit a 510(k) pre-market notification with additional information previously requested by the FDA upon completion of the current clinical tests. There can be no assurance that the FDA will grant the IDE application or subsequent PMA application for the FEMSOFT urethral assist female continence insert, or that the FDA will grant 510(k) marketing clearance for the Medicated Foley, or that the FDA will not require the Company to file a PMA with regard to the Medicated Foley, or that the clinical testing now being performed will generate appropriate data supporting resubmission to the FDA, any of which could involve further delay and expense. The process of obtaining a PMA can be expensive, uncertain and lengthy. Significant delay or cost in obtaining, or failure to obtain FDA clearance to market these products could have a material adverse effect on the business, financial condition and results of operations of the Company.

A portion of the Company's revenues are dependent upon sales of its products outside the United States. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The Company relies upon independent foreign distributors to comply with such foreign regulatory requirements. The inability or failure of the Company or such foreign distributors to comply with varying foreign regulations or the imposition of new regulations could restrict the sale of the Company's products internationally and thereby adversely affect the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

The Company's products are purchased by hospitals and other users, which bill various third party payors, such as government health programs, private health insurance plans, managed care organizations and other similar programs, for the health care products and services provided to their patients. Payors may deny reimbursement if they determine that a product used in a procedure was not used in accordance with established payor protocols regarding cost-efficient treatment methods, was used for an unapproved indication or was not otherwise covered. Third party payors are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. The Company is unable to predict what changes will be made in the reimbursement methods used by third party health care payors. There can be no assurances that treatments utilizing the Company's products will be considered cost effective by third party payors, that reimbursement for such treatments will be available or, if available, that payor reimbursement levels will not adversely affect the Company's ability to sell its products on a profitable basis. Moreover, Medicare, Medicaid and private third party payors may limit reimbursement for disposable devices such as those manufactured by the Company by implementing fee schedules or by allowing reimbursement for only a set number of devices per month. In addition, healthcare costs have risen significantly over the past decade, and there have been and may continue to be proposals by legislators, regulators and third party payors to curb these costs. Failure by users of the Company's products to obtain reimbursement from third party payors, changes in third party payors' policies towards reimbursement for the Company's products or legislative action limiting reimbursement for certain procedures or products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third Party Reimbursement."

DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS

The Company's success may depend in part on its ability to obtain patent protection for its products and manufacturing processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurances can be given that any patents under pending applications or any future patent applications will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the ownership, scope or validity of the proprietary rights of the Company and others. Furthermore, there can be no assurance that others have not developed or will not develop similar products or manufacturing processes, duplicate any of the Company's products or manufacturing processes, or design around the Company's patents. The Company also relies upon unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent techniques or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect meaningful rights to such unpatented proprietary technology.

The Company is aware that UroMed Corporation ("UroMed") possesses a United States patent that relates to a device for the management of female incontinence. Prior to the Company's development of its FEMSOFT urethral assist female continence insert, the Company received an opinion from its patent counsel, Merchant, Gould, Smith, Edell, Welter & Schmidt, P.A., to the effect that, at the time the opinion was given, the FEMSOFT continuous drain catheter, valved catheter, and occlusive plug did not infringe the UroMed patent. The Company has not sought a further opinion from its patent counsel regarding the FEMSOFT urethral assist female continence insert. The Company has not received any notice of a claim of patent infringement from UroMed, although it is possible that UroMed could choose to bring an action against the Company alleging infringement of the UroMed patent at any time in the future. Because the opinion of counsel that the Company has received with respect to the UroMed patent is not binding on a court and because of the complex legal and factual questions involved in patent litigation, there can be no assurance that if UroMed brought an infringement action against the Company a court would find the UroMed patent to be either invalid or not infringed. There can be no assurance that any redesign of any of the FEMSOFT devices to circumvent a claim of infringement would be commercially acceptable or would necessarily circumvent such a claim.

A claim by UroMed or by other third parties that the Company's current products or products under development allegedly infringe their patent rights could have a material adverse effect on the Company. The medical device industry is characterized by frequent and substantial intellectual property litigation, particularly with respect to newly developed technology. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's technical and management personnel. An adverse determination in any such proceeding could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from such parties, if licenses to such rights could be obtained, and/or require the Company to cease using such technology. There can be no assurance that if such licenses were obtainable, they would be obtainable at costs reasonable to the Company. If forced to cease using such technology, there can be no assurance that the Company would be able to develop or obtain alternate technology. Additionally, if third party patents containing claims affecting the Company's technology are issued and such claims are determined to be valid, there can be no assurance that the Company would be able to obtain licenses to such patents at costs reasonable to the Company, if at all, or be able to develop or obtain alternate technology. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing, using or selling certain of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

There also can be no assurance that UroMed or any other party does not presently have, has not applied for, or might not in the future apply for, additional patents in the United States which, if ultimately granted, might be infringed by any of the FEMSOFT devices or urethral assist female continence insert as currently configured or any other product of the Company and provide the basis for an infringement action against the Company. See "Business -- Patents and Proprietary Rights."

DEPENDENCE ON SINGLE SOURCES OF SUPPLY

The Company is dependent upon Dow Corning Corporation ("Dow Corning") for raw materials used in the manufacture of certain of its silicone products. Dow Corning is currently in bankruptcy proceedings and there can be no assurance that Dow Corning will continue to manufacture silicone or to supply silicone to medical device manufacturers, such as the Company. The Company is also dependent on Shell Chemical Company for the primary raw materials for the ULTRAFLEX polymer used in manufacturing certain of the Company's male external catheters. If the Company were to lose either supplier, it would be required to identify a new supplier, repeat biocompatibility testing of its products using the raw materials from the new supplier and may be required to seek additional regulatory clearance. While the Company routinely seeks to identify and evaluate alternate sources of supply, the loss of either such supplier could interrupt the manufacture of the Company's products and have a material adverse effect on the Company's business, financial conditions and results of operations. Moreover, the significance of product liability litigation to suppliers of raw materials used in the manufacture of medical devices has caused such suppliers to carefully evaluate the use of those raw materials in certain medical devices. While the Company's current use of such raw materials is acceptable to its suppliers, there is no assurance that Company's suppliers might not in the future change their policies regarding raw materials usage, or that such a change, if it occured, might not adversely affect production of the Company's current products or its product development activities. See "Business -- Sources of Supply."

CONSTRUCTION OF ADDITIONAL MANUFACTURING FACILITY

The Company has recently begun to let contracts to construct and equip an additional manufacturing facility near the site of the Company's current facility, primarily for the manufacture of the FEMSOFT urethral assist female continence insert and other FEMSOFT devices. The new facility will consist of approximately 56,000 square feet of office, storage, manufacturing, chemical handling and clean room manufacturing space containing, among other things, an automated production line for the FEMSOFT urethral assist female continence insert and other FEMSOFT devices, a liquid injection molding machine, packaging equipment and miscellaneous support equipment. The Company may encounter delays in the construction of the new facility and technical difficulties in the development of a new production line and the establishment of commercial production of these new products. No assurance can be given that there will not be delays relating to the new facility that could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Facilities."

PRODUCT LIABILITY; ADEQUACY OF INSURANCE

The medical products industry is subject to substantial litigation, and the Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have resulted in adverse effects to a patient. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse effect on the Company. The Company maintains general insurance policies which include coverage for product liability claims. The policies are limited to an aggregate maximum of $6 million per product liability claim, with an annual aggregate limit of $6 million under the policies. There can be no assurance that liability claims will not exceed the coverage limits of such policy or that such insurance will continue to be available on commercially reasonable terms, if at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business, financial condition and results of operations of the Company.

PROCEEDS FROM SALE OF SHARES; POTENTIAL VOLATILITY OF STOCK PRICE

The Company will receive none of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. The shares of Common Stock may be offered and sold by the Selling Shareholders from time to time at market prices or in negotiated transactions. Factors such as variations in the Company's financial performance and announcements of technological innovations by the Company, its competitors or providers of alternative products, or the periodic sales of the shares of Common by the Selling Shareholders, could cause the market price of the Common Stock to fluctuate substantially. Moreover, stock markets have experienced price and volume fluctuations that have particularly affected medical technology companies, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock.

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company own beneficially approximately 25% of the Company's outstanding Common Stock. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Articles of Incorporation and Bylaws and the approval of certain mergers or other similar transactions, such as sales of substantially all of the Company's assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Shareholders."

POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF MINNESOTA LAW

Pursuant to the Company's Articles of Incorporation, the Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of the Company's capital stock and to issue such stock without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be created and issued in the future. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of Minnesota law applicable to the Company could have the effect of discouraging certain attempts to acquire the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices and may also have a depressive effect on the market price of the Company's Common Stock. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the convertible loan the Company received from ConvaTec restrict the circumstances under which the Company can pay cash dividends and the aggregate amounts of such cash dividends.

                                 USE OF PROCEEDS

The Company will receive none of the proceeds from the sale of the Shares offered hereby.

The Company will receive approximately $650,000 of proceeds, net of expenses of this offering estimated at $70,000, from the Selling Shareholders upon their exercise of 80,000 common stock purchase warrants at the price of $9.00 per share. Certain of the Selling Shareholders previously acquired a total of 60,000 Shares upon the exercise of common stock purchase warrants, and the Company will receive no further proceeds in connection with the sale of such Shares. All proceeds received by the Company will be used for general corporate purposes.

                           PRICE RANGE OF COMMON STOCK

The Company's Common Stock is currently quoted on the NASDAQ National Market under the symbol ROCM. Prior to November 15, 1995, the Company's Common Stock was quoted on the NASDAQ Small Cap Market. The following table sets forth, for the periods indicated, the range of high and low bid quotations for the Common Stock as reported by the NASDAQ National Market since November 15, 1995, and by the Nasdaq SmallCap Market prior to that date. Such information prior to November 15, 1995, represents prices between dealers, without mark-up, mark-down or commission, and does not necessarily represent actual transactions.

                                         HIGH       LOW
                                         ----       ---
FISCAL 1994:
  First Quarter                         $ 8.25     $ 7.50
  Second Quarter                          8.25       6.25
  Third Quarter                           7.25       6.25
  Fourth quarter                          8.50       6.25

FISCAL 1995:
  First Quarter                         $13.75     $ 8.50
  Second Quarter                         19.25      13.25
  Third Quarter                          19.25      18.75
  Fourth Quarter                         21.00      14.25


FISCAL 1996:
  First Quarter                         $18.00     $12.50
  Second Quarter                         15.25      13.75
  Third Quarter                          22.50      14.75
  Fourth Quarter (through July 16, 1996) 18.50      16.00


HOLDERS

As of July 16, 1996, there were 4,047,500 shares of Common Stock outstanding, held of record by 120 shareholders. Such record holders do not reflect shareholders who beneficially own Common Stock in nominee or street name.


                                CAPITALIZATION

The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the receipt of $650,000 of proceeds, net of estimated expenses of this registration, from the exercise of warrants to purchase 80,000 shares of Common Stock subsequent to March 31, 1996.

                                                          MARCH 31, 1996
                                                   --------------------------
                                                     ACTUAL      AS ADJUSTED(1)
                                                   -----------    -----------
                                                          (UNAUDITED)

Long-term debt, net of current maturities          $ 3,178,125    $ 3,178,125

Shareholders' equity:

Common stock, no par value:
   20,000,000 shares authorized; 4,047,500
   shares issued and outstanding actual;
   4,127,500 issued and outstanding as
   adjusted (1)                                     23,946,911     24,596,911

Accumulated deficit                                 (4,628,911)    (4,628,911)
                                                   -----------    -----------
Total shareholders' equity                          19,318,000     19,968,000
                                                   -----------    -----------
Total capitalization                               $22,496,125    $23,146,125
                                                   ===========    ===========


(1) Does not include (i) an aggregate of 434,500 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $11.24 per share, (ii) 75,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $14.85 per share, or (iii) 157,895 shares issuable upon conversion of an outstanding $3 million convertible loan from ConvaTec, exclusive of shares issuable for accrued interest, at a conversion price of $19.00 per share. See "Description of Capital Stock" and Notes to Financial Statements incorporated by reference.


                           SELECTED FINANCIAL DATA

The following selected financial data of the Company as of September 30, 1994 and 1995 and for each of the years ended September 30, 1994 and 1995 are derived from, and are qualified by reference to, the financial statements of the Company audited by Ernst & Young LLP, independent auditors, that are incorporated by reference in this Prospectus. The following selected financial data as of and for the year ended September 30, 1993, are derived from audited financial statements not incorporated by reference herein. The selected financial data presented below for the six months ended March 31, 1996 and 1995, are derived from the unaudited financial statements of the Company that are incorporated by reference in this Prospectus. In the opinion of the Company's management, such unaudited financial statements include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods represented. The results of operations for the six months ended March 31, 1996, are not necessarily indicative of the results to be expected for the year ending September 30, 1996. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and related Notes and other financial information included elsewhere or incorporated by reference in this Prospectus. See "Incorporation of Certain Information by Reference."


                                                        YEAR ENDED                 SIX MONTHS ENDED
                                                       SEPTEMBER 30,                    MARCH 31,
                                              -------------------------------      -------------------
                                               1993        1994         1995        1995        1996
                                              -------     -------     -------      -------     -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net sales                                   $ 1,393     $ 2,189     $ 3,131      $ 1,382     $ 2,042
  Cost of sales                                 1,254       1,716       2,448        1,044       1,480
                                              -------     -------     -------      -------     -------
    Gross profit (loss)                           139         473         683          338         562
  Operating expenses:
    Marketing and selling                         259         574         858          421         552
    Research and development                      268         210         358          230         396
    General and administrative                    338         692         766          151         402
                                              -------     -------     -------      -------     -------
      Total operating expenses                    865       1,476       1,982          802       1,350
                                              -------     -------     -------      -------     -------
  Loss from operations                           (726)     (1,003)     (1,299)        (464)       (788)
  Interest income                                 126          78          56           28         360
  Interest Expense                                (35)        (39)        (68)         (20)       (143)
                                              -------     -------     -------      -------     -------
  Net loss                                    $  (635)    $  (964)    $(1,311)     $  (456)    $  (571)
                                              =======     =======     =======      =======     =======
  Net loss per common share                   $  (.24)    $  (.36)    $  (.49)     $ (0.17)    $ (0.16)
                                              =======     =======     =======      =======     =======
  Weighted average number of
   common shares outstanding                    2,660       2,660       2,682        2,664       3,656

BALANCE SHEET DATA:
  Working capital                             $ 3,669     $ 2,822     $ 4,348      $ 2,434     $20,033
  Total assets                                  6,428       5,631       7,163        5,139      22,941
  Long-term debt, net of current
   maturities                                     411         395       3,036          393       3,178
  Accumulated deficit                          (1,783)     (2,747)     (4,058)      (3,185)     (4,629)
  Total shareholders' equity                    5,744       4,815       3,672        4,377      19,318

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company designs, develops, manufactures and markets disposable latex-free incontinence and urological catheters and other urological devices. Through fiscal 1992, the Company was a development stage company, engaged primarily in the development of its products and manufacturing processes and systems. In fiscal 1992, the Company began commercial sales of silicone male external catheters under a private label arrangement with Mentor. In fiscal 1993, the Company introduced its ULTRAFLEX male external catheter as well as its Foley catheter, and began marketing its products under the Rochester Medical brand. During fiscal 1993, the Company began private label sales of its ULTRAFLEX male external catheter to Hollister and expanded its private label sales to Mentor. In fiscal 1994, the Company expanded its sales and marketing organization and continued expanding private label sales by commencing sales to Baxter Euromedical and increasing sales to Hollister. The Company introduced its POP-ON male external catheter in May 1995 and its NATURAL CATHETER in September 1995. In August 1995, the Company entered into a development and marketing agreement with ConvaTec, under which ConvaTec has worldwide rights, subject to the Company's existing agreements, to market the Company's existing and future products under the ConvaTec brand. At the same time, the Company retains worldwide rights to market its products under the Rochester Medical brand. The Company and ConvaTec also may agree to work cooperatively to develop additional incontinence and urological products. As part of this relationship, ConvaTec invested $3 million in the Company in the form of a convertible loan. ConvaTec has an extensive sales organization in the United States and approximately 70 other countries. Throughout these periods, the Company depended primarily on private label sales which represented approximately 89% of the Company's net sales in fiscal 1993, 81% of such sales in fiscal 1994, 79% of such sales in fiscal 1995, and 77% of such sales for the six months ended March 31, 1996.

In December 1995, the Company completed a public offering of 1,322,500 of its common shares resulting in its receipt of approximately $16,200,000 of net proceeds. In May 1996, the Company began construction of a new 56,000 square foot office and manufacturing facility principally for the manufacture of its FEMSOFT devices.

Since its inception, the Company has been unprofitable and expects to continue to incur substantial operating losses for the foreseeable future. The Company has incurred an accumulated deficit of approximately $4.6 million through March 31, 1996. The Company anticipates increasing expenditures for research and development activities (including product and process development, clinical preference testing, and regulatory activities), sales and marketing activities and manufacturing start-up costs associated with the Company's additional manufacturing facility will contribute to future net losses.

The Company has experienced and expects to continue to experience fluctuations in quarterly results due to the timing of purchases by private label customers, the commercial release of products, and the start of clinical testing of products. In addition, variations in the Company's production levels and variations in sales mix between Rochester Medical brand sales and private label sales have caused, and may in the future cause, fluctuations in gross margins. Variations in the mix of sales among Foley catheters, male external catheters and other products to be commercially introduced by the Company have caused, and may in the future cause, fluctuations in gross margins.

The Company's current production levels have absorbed much of the Company's excess manufacturing capacity for its currently marketed products. If production levels continue to increase, it may be necessary for the Company to expand production capacity for such products.

Pursuant to a settlement agreement in September 1995 between the Company and Mentor, Mentor retains exclusive rights to distribute and sell silicone male external catheters in the United States and the United Kingdom until September 8, 1996.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal periods indicated, certain items from the statements of operations of the Company expressed as a percentage of net sales:

                                       FISCAL YEAR ENDED        SIX MONTHS ENDED
                                         SEPTEMBER 30,             MARCH 31,
                                         -------------             ---------
                                   1993      1994      1995      1995      1996
                                   ----      ----      ----      ----      ----

Net Sales:
  Private label                      89%       81%       79%       75%      77%
  Rochester Medical brand            11        19        21        25       23
                                   ----      ----      ----      ----     ----
  Total net sales                   100       100       100       100      100
  Cost of sales                      90        78        78        76       72
                                   ----      ----      ----      ----     ----
  Gross margin                       10        22        22        24       28

Operating Expenses:
  Marketing and selling              19        26        27        30       27
  Research and development           19        10        11        17       19
  General and administrative         24        32        24        11       21
                                   ----      ----      ----      ----     ----
  Total operating expenses           62        67        63        58       67
                                   ----      ----      ----      ----     ----
  Loss from operations              (52)      (46)      (41)      (34)     (39)
  Interest income (expense), net      7         2        (1)        1       11
                                   ----      ----      ----      ----     ----
  Net loss                          (46)%     (44)%     (42)%     (33)%    (28)%


SIX MONTHS ENDED MARCH 31, 1996, COMPARED TO SIX MONTHS ENDED MARCH 31, 1995

NET SALES. Net Sales increased 48% to $2,042,651 for the six months ended
March 31, 1996, from $1,382,733 for the comparable six months of the prior year reflecting growth in both private label and Company branded sales. The increase in private label sales as a percentage of total sales is due to the resumption of sales to Mentor and sales to ConvaTec under the strategic marketing alliance signed in August 1995. Sales to Mentor and to ConvaTec represented, respectively, 15% and 12% of net sales for the six months ended March 31, 1996, compared, respectively, to 0% and 8% of net sales for the comparable period of 1995. Mentor holds a patent license from the Company that would permit Mentor to commence manufacturing the silicone male external catheter which it presently purchases from the Company. However, the Company has not been advised by Mentor that it intends to establish a facility to manufacture such product itself. Sales of ROCHESTER MEDICAL(R) brand products grew at a rate of 36% during the current six month period, but represented a relatively modest proportion of product mix due to the significance of private label sales.

GROSS MARGIN. The Company's gross margin as a percentage of net sales was 27.5% for the six months ended March 31, 1996 compared to 24.5% for the six months ended March 31, 1995, due to increased manufacturing efficiencies from higher production volumes offset by the impact of increases in lower margin private label sales. Gross margin during the six months ended March 31, 1995 also reflects a first quarter margin rate of 19.7% related to raw material costs.

MARKETING AND SELLING. Marketing and selling expense increased 31% to $552,263 for the six months ended March 31, 1996 from $420,941 for the six months ended March 31, 1995. The increased expense is due to increased promotional expense for Company branded products, and also reflects spending levels below normal trends during the first quarter of fiscal 1995. Marketing and selling expense rate decreased to 27% of net sales in the current six month period from 30% of net sales for the comparable prior six month period.

RESEARCH AND DEVELOPMENT. Research and development expense increased 73% to $396,573 for the six months ended March 31, 1996 from $230,271 for the six months ended March 31, 1995. The increase is due to the addition of a new Director of Clinical and Regulatory Affairs and expenditures related to clinical testing of the Company's products in development. Research and development expense increased to 19% of net sales in the current six month period from 17% of net sales for the comparable prior six month period.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased 166% to $401,973 for the six months ended March 31, 1996 from $157,1221 for the six months ended March 31, 1995. The expense increase reflects expenditures for recruitment and relocation of the Company's new Chief Financial Officer, foreign trademark registration costs, and development of administrative support structures. General and administrative expense increased to 20% of net sales in the current six month period from 11% of net sales for the comparable six month period of the prior year.

INTEREST INCOME (EXPENSE). Interest income increased to $359,641 for the six months ended March 31, 1996, from $27,816 for the six months ended March 31, 1995, as a result of earnings on cash invested in December 1995 from the proceeds of the Company's public offering. Interest expense increased to $142,666 for the six months ended March 31, 1996, from $20,270 for the six months ended March 31, 1995. The increase in expense is a result of interest due on the $3 million convertible subordinated loan from ConvaTec made in August 1995, and the elimination of interest payments on a mortgage loan that was repaid from the proceeds of the ConvaTec loan.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

NET SALES. Net sales increased 43% to $3.1 million in fiscal 1995 from $2.2 million in fiscal 1994, primarily due to increased private label sales of Foley catheters and from higher sales of Rochester Medical brand products. Private label sales increased 39% in fiscal 1995, primarily as a result of increased sales of Foley catheters to Baxter Euromedical, partially offset by decreased sales of silicone male external catheters to Mentor. Sales of Rochester Medical brand products increased 60% in fiscal 1995 due to higher sales of ULTRAFLEX male external catheters and Foley catheters.

GROSS MARGIN. The Company's gross margin as a percentage of net sales was 21.8% in fiscal 1995 compared with 21.6% in fiscal 1994. The Company's gross margin in 1995 benefited from manufacturing efficiencies resulting from higher production volumes, which were offset by the effect of the sale of silicone male external catheters to Mentor in the litigation settlement, by a write off of $100,000 for potential inventory obsolescence related to silicone male external catheters and by increased raw material costs and overhead expenses. The Company also incurred development and increased production expenses during fiscal 1995 related to a reformulation of its ULTRAFLEX polymer necessitated by raw material shortages due to a fire last year at a supplier's manufacturing facility. The Company has completed this reformulation and has returned to normal production of ULTRAFLEX male external catheters.

MARKETING AND SELLING. Marketing and selling expenses increased 49% to $858,000 in fiscal 1995 from $574,000 in fiscal 1994. These increased expenses primarily reflect the addition of an Executive Vice President, who has primary responsibility for managing the Company's marketing and selling activities, and two additional sales representatives, engaging independent manufacturer's representatives and increasing marketing and sales efforts to establish and expand the Rochester Medical brand, including direct marketing and customer service, attendance at trade shows and product sample programs. Marketing and selling expenses increased to 27.4% of net sales in fiscal 1995, from 26.2% of net sales in fiscal 1994.

RESEARCH AND DEVELOPMENT. Research and development expenses increased 70% to $358,000 in fiscal 1995 from $210,000 in fiscal 1994, due primarily to increased clinical testing expenses for the Medicated Foley catheter and continuing development of the FEMSOFT devices. Research and development expenses increased to 11.4% of net sales in fiscal 1995 from 9.6% of net sales in fiscal 1994.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 11% to $766,000 in fiscal 1995 from $692,000 in fiscal 1994, primarily due to write-offs in fiscal 1995 of $215,000 of accounts receivable from Mentor pursuant to the litigation settlement, offset in part, by a decrease in legal expenses. General and administrative expenses decreased to 24.4% of net sales in fiscal 1995 from 31.6% of net sales in fiscal 1994.

INTEREST INCOME (EXPENSE), NET. Interest income decreased 28% to $56,000 in fiscal 1995 from $78,000 in fiscal 1994, due to a reduction in average marketable securities held by the Company. Interest expense increased 75% to $68,000 in fiscal 1995 from $39,000 in fiscal 1994, due to higher interest rates on the Company's outstanding mortgage loan and the accrual of interest on the convertible loan from ConvaTec.

FISCAL YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1993

NET SALES. Net sales increased 57% to $2.2 million in fiscal 1994, from $1.4 million in fiscal 1993, primarily due to increased private label sales and, to a lesser extent, sales of Rochester Medical brand products. Private label sales increased 51% in fiscal 1994, due primarily to an increase in sales of ULTRAFLEX male external catheters to Hollister. Sales of Rochester Medical brand products increased 89% in fiscal 1994.

GROSS MARGIN. The Company's gross margin as a percentage of net sales increased to 21.6% in fiscal 1994 from 10.0% of net sales in fiscal 1993. This increase was primarily due to higher utilization of the Company's manufacturing capacity and increased sales of Rochester Medical brand products which had higher margins during 1994.

MARKETING AND SELLING. Marketing and selling expenses increased 122% to $574,000 in fiscal 1994 from $259,000 in fiscal 1993, primarily as a result of certain expenses relating to hiring an Executive Vice President, hiring additional sales representatives and increasing efforts to establish and strengthen the Rochester Medical brand, including direct marketing and customer service, attendance at trade shows and product sample programs. Marketing and selling expenses increased to 26.2% of net sales, in fiscal 1994 from 18.6% of net sales in fiscal 1993.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased 22% to $210,000 in fiscal 1994 from $268,000 in fiscal 1993, primarily as a result of completion of research and development activities related to the Company's ULTRAFLEX male external catheter, offset, in part, by increased expenses related to clinical studies of the Medicated Foley catheter and increased expenses for development of the Company's FEMSOFT devices. Research and development expenses decreased to 9.6% of net sales in fiscal 1994 from 19.3% of net sales in fiscal 1993.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 105% to $692,000 in fiscal 1994 from $338,000 in fiscal 1993, primarily as a result of increased legal fees related to the Mentor litigation. General and administrative expenses increased to 31.6% of net sales in fiscal 1994 from 24.2% of net sales for fiscal 1993.

INTEREST INCOME (EXPENSE), NET. Interest income decreased 38% to $78,000 in fiscal 1994 from $126,000 in fiscal 1993, due to a reduction of marketable securities held by the Company. Interest expense increased slightly during fiscal 1994 compared to fiscal 1993 due to additional short term borrowing and increases in variable interest rates on the Company's long term financing.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through public offerings and private placements of its equity securities and has raised approximately $23.9 million in net proceeds from inception through March 31, 1996.

In August 1995, the Company's cash and marketable securities increased as a result of the receipt of a $3.0 million convertible senior secured loan from ConvaTec pursuant to a Convertible Loan Agreement (the "Loan Agreement") entered into simultaneously with the distribution agreement. The loan is unsubordinated, bears interest at 9.5% and has a five year term. Interest on the loan compounds annually and is payable at maturity together with the aggregate principle amount. Subject to ConvaTec's right to convert the loan, the loan may be repaid at any time without penalty upon 60 days prior notice. At maturity, the Company has the option of repaying a portion of the loan through credits against ConvaTec's future purchases as long as ConvaTec's distribution agreement with the Company remains in place. As a result of the Company's recent public offering and the satisfaction of certain net worth requirements, the security interest in substantially all of the Company's assets that had been granted to ConvaTec in connection with the loan was terminated and released by ConvaTec. ConvaTec may convert the outstanding balance of the loan, together with any accrued interest, into shares of Common Stock of the Company at a conversion price of $19.00 per share. The Loan Agreement includes certain antidilution provisions for ConvaTec's conversion rights and provides certain registration rights with respect to the shares of Common Stock issued upon conversion of the loan. In connection with this loan, the Company was required to pay off an existing bank mortgage of approximately $393,000. The Loan Agreement provides that any material default under the distribution agreement between ConvaTec and the Company will also act as a default under the Loan Agreement. See
"Business -- Marketing and Sales -- ConvaTec."

The Company's cash and marketable securities at March 31, 1996 were $18,612,438 compared to $2,905,341 at September 30, 1995, a net increase of $15,707,097. Net proceeds of $16,217,393 from a public stock offering in the first quarter of the current fiscal year represent the primary source of the additional liquidity.

Cash of $349,468 was used to fund operating activities during the six month period ended Marsh 31, 1996. Essentially all of this amount relates to the net operating loss for the six month period, exclusive of non-cash depreciation and amortization expenses.

Accounts receivable and inventory balances at March 31, 1996, increased $99,694 (13%) and $114,102 (15%) respectively, from September 30, 1995. Receivable balances reflect the increase in sales levels, and the inventory build is in preparation for anticipated future sales.

Collection of $200,801 was made on the officer note receivable, leaving a balance of $25,199 which the Company has arranged to collect prior to the fiscal year end. Changes in other current asset and liability balances are insignificant and relate primarily to timing of expense recognition.

Capital expenditures of $247,462 were made during the current six month period, primarily related to expansion of the existing production facility and initial expenditures on the new production facility. Patent expenditures of $55,866 relate to filings on the Company's new FEMSOFT products.

The Company anticipates significant capital requirements of approximately $6 million in the near future in order to finance expanded manufacturing facilities and equipment for its FEMSOFT product line. The Company also anticipates additional expenditures to continue its marketing efforts, to conduct clinical testing for products in development, and generally to bring such products to market.

The Company's capital resources on hand at March 31, 1996, together with expected revenue from product sales, will be sufficient to finance its working capital requirements for the foreseeable future. The Company also anticipates that ConvaTec will make substantial monetary, technical and management expenditures for the conduct of the clinical preference testing of the Company's COMFORT SLEEVE Foley catheter, PERSONAL CATHETER and FEMSOFT continuous drain catheter, and will make similar expenditures for overseas clinical tests of the FEMSOFT urethral assist device. In addition, if the Company continues to increase the rate of production of some of its current products, the Company will also be required to make additional capital expenditures to increase the production capacity for those products.

Management intends to pursue appropriate debt financing alternatives for the new production facility and equipment. Management is also presently evaluating the additional capital requirements that will be necessary to market the FEMSOFT urethral assist device. Unlike its other products which are marketed directly and through private label arrangements to physicians, nurses, home care operators, hospitals and purchasing groups, the FEMSOFT urethral assist device will be marketed through extensive educational efforts directed at clinicians and through extensive media advertising directed to consumers. The Company will require substantial additional capital to finance these anticipated marketing activities if and as the FEMSOFT urethral assist device is brought to market.

                                    BUSINESS

Rochester Medical Corporation (the "Company") designs, develops, manufactures and markets disposable latex-free incontinence and urological catheters and other urological devices.

The Company currently manufactures and markets its leading edge ULTRAFLEX, NATURAL and POP-ON male external catheters for the management of male urinary incontinence and its leading edge silicone Foley catheters for urinary catheterization to eliminate urinary waste. The Company has also developed several advanced feature catheters which the Company believes will provide improved medical outcomes and which are in various stages of commercialization. These include its FEMSOFT continuous drain and valved catheters for management of certain female incontinence conditions; its COMFORT SLEEVE Foley catheter, a proprietary improvement to standard Foley catheters; its intermittent PERSONAL CATHETER for periodic urinary self-catheterization; and its Medicated Foley catheter, which is intended to reduce the incidence of catheter induced urinary tract infection. The Company has obtained marketing clearance from the Federal Food and Drug Administration ("FDA") to market the FEMSOFT continuous drain catheter, the COMFORT SLEEVE Foley catheter, and the PERSONAL CATHETER, and plans to participate jointly with ConvaTec in clinical preference testing of these products during the coming months before these products may be introduced to the domestic and overseas markets. The Company's Medicated Foley catheter is presently undergoing clinical trials to establish safety and efficacy in anticipation of filing for marketing approval from the FDA.

The Company's recently developed FEMSOFT urethral assist female continence insert is intended for the management of stress incontinence in active women. This new device builds upon the Company's patented liquid encapsulation technology to provide a new modality for treatment of stress incontinence that supports, rather than obstructs, normal urethral functions. The Company intends in the coming months to conduct clinical trials of its FEMSOFT urethral assist device in the United States, and to participate with ConvaTec in overseas clinical trials, in order to establish safety and effectiveness of the device in anticipation of filing for marketing approvals from the FDA and foreign regulators.

The management of urinary incontinence and other urological conditions as well as the management of urinary functions in connection with surgery, post-operative recovery and certain other medical procedures results in significant healthcare costs. The United States Department of Health and Human Services ("HHS") estimates that approximately 10 million people in the United States suffer from urinary incontinence, a malfunction of the urinary system involving the involuntary loss of urine. According to reported estimates, direct costs of caring for persons with urinary incontinence in the United States exceed $10 billion annually. In many instances, surgery, post-operative recovery and other medical procedures require medical intervention to manage urinary functions, and HHS has reported estimates that as many as one out of four hospital patients in acute care settings undergoes short-term urinary catheterization.

The Company focuses on manufacturing catheters and other urological devices from silicone and other synthetic polymers which offer medical advantages compared with latex-based products. Recent medical studies have indicated that latex products may irritate and damage urinary tissues and may cause allergic reactions. The Company has developed proprietary manufacturing technologies and processes that simplify and further automate traditional catheter manufacturing techniques to reduce the Company's manufacturing costs. These manufacturing technologies and processes, together with the Company's materials expertise, also enable it to manufacture innovatively designed catheters and to produce seamless, soft, pliable catheters, providing improved comfort of use and enhanced product performance. The Company prices its currently marketed catheters and devices to be competitive with a substantial majority of latex products in United States markets. The Company owns 11 issued United States patents, and several corresponding foreign patents, covering certain of its products and manufacturing technologies and processes.

The Company's marketing strategy is to develop broad market recognition and increasing sales of Rochester Medical brand products, while also selling its devices under private label arrangements with medical products companies. The Company currently markets its external and Foley catheter lines under the ROCHESTER MEDICAL brand through sales representatives employed by the Company and through international distributors. The Company markets these same products under private label arrangements with established medical products companies, including ConvaTec, Hollister, Baxter Euromedical and Mentor. In August 1995, the Company entered into a development and marketing agreement with ConvaTec, under which ConvaTec has worldwide rights, subject to the Company's existing agreements, to market the Company's existing and future products under the ConvaTec brand. At the same time, the Company retains worldwide rights to market its products under the ROCHESTER MEDICAL brand. The Company and ConvaTec also may agree to work cooperatively to develop additional incontinence and urological products. As part of this relationship, ConvaTec invested $3 million in the Company in the form of a convertible loan. ConvaTec has an extensive sales organization in the United States and approximately 70 other countries. The Company intends to progressively increase marketing activities for its current lines of Rochester Medical external and Foley catheters, and to substantially expand marketing efforts for its newer, more advanced products in development as they are introduced into the market. These newer products in development will be marketed only by the Company and by ConvaTec.

Key elements of the Company's business strategy include: (i) focusing on bringing its FEMSOFT urethral assist female continence insert to market through regulatory approval processes, while continuing ongoing processes to commercialize other of its products in development, including joint clinical activities with ConvaTec, (ii) developing increased market recognition and sales of a broad range of Rochester Medical brand products by progressively increasing sales and marketing activities for its current products and by significantly increasing those activities for the commercial introduction of its FEMSOFT urethral assist female continence insert and other of its products in development, (iii) seeking rapid commercial introduction of its products into United States and international markets by focusing on its strategic marketing alliance with ConvaTec and by continuing to distribute its products through its current arrangements with other medical products companies, and (iv) emphasizing proprietary manufacturing technologies and processes to produce competitively priced products,

BACKGROUND

In the urinary system, the kidneys filter waste products from the circulatory system, creating urine to remove the waste. Urine drains from the kidneys into the bladder, which serves as a reservoir until emptied through urination. Continence, or the appropriate storage and release of urine, is controlled by the bladder neck and the urinary sphincter, which surrounds the bladder neck and urethra, acting together as a valve. As the bladder fills, the bladder is relaxed while the urinary sphincter contracts to prevent urination. During urination, the urinary sphincter relaxes as the bladder contracts to evacuate urine through the bladder neck and urethra.

Under various circumstances, such as a malfunction in the urinary system, individuals may become unable to properly manage the release of their urine. In addition, under other circumstances, such as during or following surgery, it may be desirable for medical professionals to manage the functioning of an individual's urinary system. The occurrence of these situations has led to the introduction of products and treatments designed to capture or control the release of urine. These products include incontinence and urological devices, which generally have application in three major categories: incontinence, surgery and other medical procedures, and other urological conditions.

URINARY INCONTINENCE

A malfunction of any part of the urinary system can cause urinary incontinence, a condition involving the involuntary loss of urine. HHS estimates that approximately 10 million people in the United States suffer from urinary incontinence, of which the Company estimates that more than 80% are women. The Company believes that urinary incontinence is more prevalent among women as compared to men primarily because women suffer significant pelvic trauma during pregnancy and childbirth, women do not have a prostate to aid in closing the urethra, and women have far shorter urethras (and hence less muscular pressure to close the urethra). There are three primary forms of urinary incontinence:

* STRESS INCONTINENCE is the involuntary loss of urine caused by an increase in abdominal pressure during common activities, such as laughing, sneezing, coughing, lifting or even standing up. The most common cause of stress incontinence is a significant displacement of the urethra and bladder neck during exertion. In women, stress incontinence is primarily caused by pregnancy and childbirth. Stress incontinence represents approximately 50% of all cases of incontinence.

* URGE INCONTINENCE is the involuntary loss of urine due to an unwanted bladder contraction which is associated with a strong, uncontrollable desire to urinate. Urge incontinence is often associated with neurological damage from strokes, Alzheimer's Disease, multiple sclerosis and other conditions.

* OVERFLOW INCONTINENCE is the involuntary loss of urine when the amount of urine produced exceeds the bladder's capacity. Overflow incontinence is caused by a loss of bladder muscle tone due to disease or trauma, including diabetes, spinal cord injury, prostate cancer or pelvic surgery.

The consequences of urinary incontinence, including depression, discomfort and embarrassment about appearance and odor, are significant and often result in a dramatic change in the quality of life. Urinary incontinence sufferers may have symptoms of more than one form of urinary incontinence and often may use a variety of treatments to manage their condition. Men are able to manage urinary incontinence using male external catheters, which are disposable, self-administered devices that collect and drain urine. The Company is not aware of any comparable disposable, self-administered device for daily personal management of female incontinence that is currently marketed in the United States. In certain cases, urinary incontinence may be managed by healthcare professionals using long-term Foley catheters to empty the bladder. HHS has reported that more than 100,000 patients in American nursing homes have long-term catheters in place. Other treatment options for incontinence include adult diapers and other absorbent products, pharmaceuticals, surgery, implantable devices, injectable materials and electrical stimulation and biofeedback. The treatment of and care for urinary incontinence results in significant costs to the healthcare system. According to estimates reported by HHS, direct costs of caring for men and women with urinary incontinence in the United States exceed $10 billion annually.

SURGERY AND OTHER MEDICAL PROCEDURES. During surgery, post-operative recovery and certain other medical procedures, it is often necessary for medical professionals to monitor the flow of urine and manage urinary functions. Typically, Foley catheters that continuously drain the bladder are placed in these patients for limited time periods. HHS has reported estimates that as many as one out of four hospital patients in acute care settings undergoes this type of short-term urinary catheterization.

OTHER UROLOGICAL CONDITIONS. A number of other urological conditions may require the management of the elimination of urine from the body. Individuals suffering from urinary retention are unable to empty their bladders and require an alternative method of completely excreting urine. Other urological procedures, such as resection of the prostate, require the irrigation of the bladder post-operatively. Additionally, urine specimens may need to be obtained in circumstances where normally voided specimens are not obtainable or desirable. These urological conditions may be treated using Foley catheters or intermittent catheters that are periodically inserted to drain the bladder and then removed.

MARKET TRENDS. An aging United States population is resulting in an increase in urinary incontinence, surgeries and other urological conditions. According to U.S. Census estimates, the segment of the U.S. population 50 years of age and older is projected to grow 26% between 1990 and 2000 from approximately 65 million to 80 million individuals. Although aging does not cause urinary incontinence, the condition is more prevalent among the elderly because they have a greater incidence of disorders that cause urinary incontinence. Medical researchers have estimated that 15% to 30% of persons over age 60, and approximately 50% of nursing home residents require treatment for urinary incontinence. Similarly, aging is associated with an increased incidence of conditions requiring surgery and causing other urological conditions that are managed with urinary catheterizations.

As in other healthcare markets, the market for incontinence and urological products has been affected by significant pressure to control healthcare costs and by the growing influence of managed care organizations. In a managed care environment, manufacturers must establish that their medical devices provide improved medical outcomes and patient satisfaction in a cost efficient manner over the course of treatment of a condition. In an effort to provide improved patient outcomes, medical device manufacturers are focusing on improving product materials and features. These manufacturers are attempting to control production costs by developing cost effective production techniques. In addition, efforts by third party payors to control healthcare costs are increasing the use of home healthcare which requires devices that may be more easily used by patients. In response to this trend, medical device manufacturers are focusing on devices that may be self-administered by the patient. To control administrative costs associated with the management of purchases and inventories, institutional purchasers, such as hospitals, are also consolidating and restructuring their purchasing patterns. In response to this trend, manufacturers and distributors of disposable medical products are seeking to furnish suitable products through arrangements that include a broad range of related products.

Concerns about patient outcomes have caused hospitals and other healthcare providers to investigate cost-competitive alternatives to latex-based incontinence and urological devices. Historically, latex has been the most commonly used material for incontinence and urological devices. Latex, however, contains natural proteins and allergens that may often irritate and damage the surrounding tissue and can cause allergic reactions. Latex allergies are now recognized by healthcare providers as a significant, life-threatening problem for some patients, and the furnishing and use of latex products has become the subject of recent litigation against hospitals and manufacturers. Moreover, latex catheters can be less comfortable to use than products made from synthetic materials because crystals of urine salt form more easily on the surface of latex catheters, which can make withdrawal of latex catheters more painful. Other concerns regarding patient outcomes, including catheter induced urinary tract infection ("CUTI") and tissue trauma caused by catheterizations, have led to a growing demand for innovative incontinence and urological devices that address these concerns.

BUSINESS STRATEGY

The Company's objective is to become a leading developer, manufacturer and marketer of advanced, innovative medical devices for incontinence and urological applications in global markets. The Company intends to achieve this objective by developing and manufacturing a broad range of disposable latex-free incontinence and urological catheters and other urological devices that provide improved medical outcomes and enhanced treatment of urological conditions. The elements of this strategy include:

     * FOCUS ON COMMERCIALIZING PRODUCTS IN DEVELOPMENT. In order to add to its portfolio of currently marketed products, the Company intends to focus its product development efforts on rapidly bringing its products in development to market. The Company intends to conduct clinical testing of its FEMSOFT urethral assist female continence insert and to complete clinical testing of its Medicated Foley catheter, and to submit appropriate applications to the FDA for marketing clearance for these products. In addition, the Company intends to participate with ConvaTec in clinical preference testing of its FEMSOFT continuous drain catheter, COMFORT SLEEVE Foley catheter and PERSONAL CATHETER, each of which has received FDA marketing clearance, and to participate with ConvaTec in overseas clinical testing of the FEMSOFT urethral assist device, in order to rapidly commercialize these products. The Company is also designing and specifying the manufacturing equipment and processes that will be installed in the Company's new manufacturing facilitates for commercial production of the FEMSOFT products. The Company is presently refining the design of its valved FEMSOFT catheter, and intends to conduct clinical testing, and to participate with ConvaTec in overseas clinical testing, of the valved FEMSOFT catheter upon completion of that process. Although the substantial majority of the Company's product development efforts will be devoted for the foreseeable future to the development activities described above, the Company also intends to continue development activities for other urological products which build on the Company's current technology base.

     * DEVELOP INCREASED MARKET RECOGNITION AND SALES OF ROCHESTER MEDICAL BRAND PRODUCTS. The Company's marketing strategy is to gain increased market recognition and sales of a broad range of Rochester Medical brand products. As part of this strategy, the Company intends to focus its marketing efforts for its products on institutions and physicians that are receptive to innovations in medical devices and patient care, to support and engage additional distributors of Rochester Medical brand products for sale to institutional purchasers and to engage in extensive educational efforts and consumer media advertising for its FEMSOFT urethral assist device as and if that product enters the market. To support brand development activities and sales of Rochester Medical brand products, the Company intends to progressively increase the number of sales representatives employed by the Company as it introduces its newer products and to progressively expand its domestic distribution network in order to provide a base for substantial expansion of its domestic sales organization and distribution network as its products in development, including its FEMSOFT urethral assist device, are brought to market. The Company is also placing additional emphasis on the establishment of an international distribution network to support the Rochester Medical brand for current products and to provide a base for similar expansion.

     * FOCUS ON STRATEGIC MARKETING ALLIANCE WITH CONVATEC. In tandem with its efforts to build brand recognition and expand sales of Rochester Medical brand products, the Company seeks rapid commercial introduction of its products into United States and international markets by focusing on its strategic marketing alliance with ConvaTec. This marketing alliance provides a substantially larger sales force than the Company's sales force, increases market awareness of the benefits of the Company's products and provides access to multi-unit purchasing groups and other substantial purchasers that may prefer to purchase the Company's products as part of a broader product line. In addition, the Company will continue to distribute its currently marketed products under its current private label arrangements with other established medical products companies.

     * EMPHASIZE PROPRIETARY MANUFACTURING TECHNOLOGIES. The Company focuses on using proprietary, automated manufacturing technologies and processes that simplify and further automate catheter manufacturing techniques to reduce the Company's manufacturing costs. These proprietary manufacturing technologies and processes also enable the Company to manufacture innovatively designed devices, such as its FEMSOFT urethral assist female continence insert and FEMSOFT continuous drain catheter, that cannot be manufactured using conventional technologies. Many of these proprietary manufacturing technologies and processes are patented, and the Company's practice is to seek patent protection for its technologies and processes as appropriate.

PRODUCTS

The Company produces and is developing a broad range of disposable latex-free incontinence and other urological devices. The Company's current products and products in development are listed in the following table:


            PRODUCT                                 APPLICATIONS                            STATUS
- --------------------------------    -------------------------------------------       ------------------
CURRENT PRODUCTS
 Male External Catheters:           *  Management of male incontinence                Marketed product
   ULTRAFLEX
   NATURAL
   POP-ON

 Foley Catheter                     *  Surgery and post-operative recovery            Marketed product
   STANDARD                         *  Incontinence management
   3-WAY                            *  Management of other urological conditions
   PEDIATRIC

 COMFORT SLEEVE Foley Catheter      *  Surgery and post-operative recovery            510(k) clearance
                                    *  Incontinence management                        received/preference
                                    *  Management of other urological conditions      testing pending

 PERSONAL CATHETER                  *  Periodic self-catheterization for              510(k) clearance
                                       retention management                           received/conducting
                                                                                      preference testing

 FEMSOFT Continuous Drain Catheter  *  Management of female incontinence              510(k) clearance
                                    *  Replacement for standard Foley catheter        received/preference
                                                                                      testing pending

PRODUCTS IN DEVELOPMENT
 Medicated Foley Catheter           *  Surgery and post-operative recovery            Conducting clinical
                                    *  Incontinence management                        trials
                                    *  Management of other urological conditions
                                    *  Reduce the incidence of CUTI

 FEMSOFT Urethral Assist Female     *  Management of female incontinence              Pending IDE for
 Continence Insert                                                                    clinical trials

 FEMSOFT Valved Catheter            *  Management of female incontinence              In development
                                    *  Alternative to intermittent catherization

CURRENT PRODUCTS

MALE EXTERNAL CATHETERS. Male external catheters are disposable devices for the daily management of male incontinence. The male external catheter consists of a condom-like sheath that tapers into a cone and funnel. The sheath is unrolled upon the male member and adheres by means of an adhesive, either contained as a part of the wall of the sheath ("self-adhering") or provided by a separate strip of adhesive tape ("tape-on"). The male external catheter drains through an attached tube into a leg bag which is periodically emptied. Typically, the male external catheter is removed and discarded daily. Though the devices may be applied by healthcare professionals, male external catheters are designed for self-administration. These catheters are used primarily in home care settings and long-term care facilities.

The Company manufactures and markets several types of latex-free male external catheters, including the NATURAL, ULTRAFLEX, AND "POP-ON" male external catheters. The NATURAL line of male external catheters are made of silicone, a non-toxic and biocompatible material that eliminates the risk of latex-related skin irritation, is odor free, and breathable (permeable to water vapor) thereby benefiting the skin and providing greater patient comfort. The ULTRAFLEX line of male external catheters are made from the Company's proprietary ULTRAFLEX elastomeric material, that is also a non-toxic and biocompatible material that eliminates the risk of latex-related skin irritation and is odor free. The NATURAL and ULTRAFLEX lines of catheters are each self-adhering to allow ease of application and to provides a strong bond to the skin for greater patient confidence and increased duration of wear. Unlike latex male external catheters, the NATURAL and ULTRAFLEX male external catheters are transparent, permitting visual skin inspection without removal of the catheter and aiding proper placement of the catheter. The Company's kink-proof funnel design ensures uninterrupted urine flow. The NATURAL and ULTRAFLEX male external catheters are offered in a variety of sizes for patient comfort and fit.

The POP-ON self-adhering male external catheter has a sheath that is shorter than that of a standard male external catheter and has adhesive applied to the full length of the sheath. Typically, self-adhering male external catheters position the adhesive midway down the catheter sheath. The Company's proprietary manufacturing technology does not constrain the location of the adhesive on the sheath, enabling the manufacture of a catheter with sufficient adhesive strength in a shorter sheath. The POP-ON male external catheter is designed to accommodate patients who have retracted male members or other physical impediments to using standard length male external catheters. In addition, the Company believes the POP-ON catheter may be used by patients as a way to vary the position of the catheter's adhesive on the user, thereby reducing adhesive induced irritation. The Company manufactures a version of the POP-ON catheter from the Company's ULTRAFLEX elastomer and a version from silicone. The POP-ON catheter is also available in a variety of sizes for patient comfort and fit.

The Company markets its NATURAL, ULTRAFLEX, and POP-ON male external catheters under various private label agreements and, consistent with those agreements, under its own Rochester Medical brand. See "Business -- Private Label Distribution Agreements."

The Company manufacturers a tape on version of its ULTRAFLEX male external catheter which the Company distributes under private label arrangements, and which the Company may distribute in the future under its Rochester Medical brand. The Company also continues to engage in research and development of male external catheters having additional enhanced features, and of other devices for the management of male incontinence.

FOLEY CATHETER. The Foley catheter is an in-dwelling catheter that provides continuous drainage of the bladder and is primarily used in connection with surgery and other medical procedures and for incontinence and retention management. A Foley catheter consists of a tube (the "catheter tube") with interior conduits ("lumens") and an inflatable balloon portion near one end. The balloon end of the Foley catheter is inserted through the urethra into the bladder. A sterile saline solution is injected into the balloon lumen to inflate the balloon inside the bladder and prevent the catheter from being withdrawn. Urine drains through eyelets in the tip of the catheter into the drain lumen, which is connected by tubing to an external collection device, such as a leg bag. The Foley catheter is removed from the body by opening the valve on the balloon lumen and aspirating the saline with a syringe, which deflates the balloon and allows the catheter to be withdrawn through the urethra. A Foley catheter is inserted primarily by healthcare professionals and is not designed for self-use. 3-Way Foley catheters contain an additional lumen for irrigation procedures.

The Company's silicone Foley catheter avoids the irritation and discomfort which can result from the cytotoxic effects (tissue damage) caused by latex-based Foley catheters. This catheter also avoids allergic reactions in latex sensitive patients. In addition, the Company's silicone Foley catheter can reduce irritation to urinary tissue because silicone minimizes encrustation of urine salt crystals and bacterial secretions on the catheter and does not absorb body fluids or swell as may be the case with latex catheters. The Company's automated manufacturing process integrates the balloon into the structure of the Foley catheter, resulting in a smoother, more uniform exterior that may help reduce irritation to urinary tissue. The balloon portion of competing silicone Foley catheters is formed by hand in a separate procedure involving gluing and burnishing. The Company's Foley catheter features solid, rounded tips for ease of insertion and smooth, proportional eyes for ease of insertion and maximum drainage. The Company's Foley catheter is made of transparent silicone which permits observation of urine flow by healthcare professionals. The Company's Foley catheter is packaged in single catheter strips and sold under the Rochester Medical brand name and under private label arrangements. In addition, the Company sells its Foley catheter in bulk under private label arrangements for packaging in kits with tubing, collection bags and other materials used with the Foley catheter. The Company's Foley catheter is offered in a standard two lumen version and in a three lumen version for irrigation of the urinary tract. The Company manufactures silicone Foley catheters in all standard adult and pediatric sizes as well as a specialized pediatric size. The Company's silicone Foley catheter is priced competitively to a substantial majority of latex catheters sold in the United States.

COMFORT SLEEVE FOLEY CATHETER. The Company has developed and patented its COMFORT SLEEVE Foley catheter, a Foley catheter with a flexible, gel-filled sheath encasing the urethral section of the catheter tube. The COMFORT SLEEVE Foley catheter is designed to provide improved comfort compared with standard Foley catheters because its gel-filled urethral section is softer and more pliable than ordinary Foley catheters. The design of the COMFORT SLEEVE Foley catheter also permits the catheter tube to move and rotate independently of the flexible encasing sheath, lessening abrasion and irritation to the urethra during use. In addition, since neither the urethra nor its openings are round, but are rather flat or ribbon shaped, leakage often occurs from the bladder along the exterior of the catheter tube in a standard Foley catheter. The COMFORT SLEEVE Foley catheter is designed to reduce leakage because the flexible sheath will conform to the shape of the urethra. The Company manufactures the COMFORT SLEEVE Foley catheter from silicone, which provides the same medical advantages as the Company's standard silicone Foley catheters.

The Company has not commenced marketing its COMFORT SLEEVE Foley catheter, although the Company has received marketing clearance from the FDA. Before commercial introduction of this catheter, the Company intends to participate with ConvaTec in clinical preference tests with several leading physicians and medical institutions to determine appropriate usage protocols and patient preferences. The clinical preference testing for the COMFORT SLEEVE Foley catheter is expected to be conducted jointly with ConvaTec during calendar 1996. There can be no assurance, however, that these tests will be completed by the end of calendar 1996 or that the results of these tests will not require modification to the design or manufacture of the COMFORT SLEEVE Foley catheter and delay the introduction of the product into the market.

PERSONAL CATHETER. Intermittent catheters are disposable catheters that have a single lumen to drain the bladder and are used primarily in periodic self-catheterization for retention management. The Company has developed its PERSONAL intermittent catheter that is constructed from two different silicones, with a stiff core catheter tube and a softer outer cover. The Company believes this construction will provide sufficient stiffness for ease of insertion, while the softer cover will reduce tissue irritation during insertion. Most competitive intermittent catheters are made from thermoplastics, which become stiffer when cool and more flexible when warm and which also tend to deform if bent for any length of time, as when carried in a purse or pocket. The PERSONAL CATHETER is not sensitive to normal temperature variations and does not deform if bent for storage. Although the PERSONAL CATHETER is intended to be sold for a single use, the Company believes it is easier to clean and better able than comparable thermoplastic catheters to withstand a common cleaning technique, clean intermittent catheterization, that enables the re-use of intermittent catheters. The Company intends to produce the PERSONAL CATHETER in five lengths and multiple diameters.

Although the Company has received marketing clearance from the FDA, the Company has not commenced marketing its PERSONAL CATHETER. Before commercial introduction of this catheter, the Company intends to participate with ConvaTec in clinical preference tests with several leading physicians and medical institutions to determine appropriate usage protocols and patient preferences. The clinical preference testing for the PERSONAL CATHETER is expected to be conducted jointly with ConvaTec during calendar 1996. There can be no assurance, however, that these tests will be completed by the end of calendar 1996 or that the results of these tests will not require modification to the design or manufacture of the PERSONAL CATHETER and delay the introduction of the product into the market.

FEMSOFT Continuous Drain Catheter. The FEMSOFT continuous drain catheter is a disposable self-administered catheter designed for the daily management of female incontinence. The FEMSOFT catheter is a self-retaining catheter that consists of a silicone lumen of variable length surrounded by a soft, liquid-filled silicone sleeve. To position the FEMSOFT catheter, the user inserts a catheter of prescribed length through the urethra into the bladder, using a removable plastic stylet. The user compresses a self-contained liquid-filled reservoir at the exterior end of the catheter to move the liquid through the catheter sleeve to inflate an expandable portion of the catheter positioned inside the bladder. A soft shroud covers the reservoir to prevent the liquid from flowing back to the reservoir and to maintain inflation of the catheter. The FEMSOFT catheter is then attached to any standard collection device. To deflate and remove the FEMSOFT catheter, the shroud is easily pulled off the sleeve to allow the liquid to flow back into the reservoir.

The FEMSOFT catheter has been designed to be easy to use and convenient for the patient. The FEMSOFT catheter may be inserted once daily and the Company believes a majority of urinary incontinence sufferers can safely position the catheter and inflate it using the liquid-filled reservoir. The soft and conformable, liquid-filled silicone sleeve of the FEMSOFT catheter is designed to reduce tissue irritation and minimize by-pass leakage. The FEMSOFT catheter is designed to manage all forms of urinary incontinence by continuously emptying the bladder. Beyond its applications for urinary incontinence, the FEMSOFT catheter may function as a more comfortable, less expensive replacement for some uses of standard Foley catheters by women.

Although the Company has received marketing clearance from the FDA, the Company has not commenced marketing its FEMSOFT continuous drain catheter. Before commercial introduction of this catheter, the Company intends to participate with ConvaTec in clinical preference tests with several leading physicians and medical institutions to determine appropriate usage protocols and patient preferences. The clinical preference testing for the FEMSOFT continuous drain catheter is expected to be conducted jointly with ConvaTec during calendar 1996. There can be no assurance, however, that these tests will be completed by the end of calendar 1996 or that the results of these tests will not require modification to the design or manufacture of the FEMSOFT continuous drain catheter and delay the introduction of the product into the market. While the Company currently can produce limited quantities of the FEMSOFT catheter for testing and other purposes, the Company must complete the construction of its new manufacturing facility before beginning production of commercial quantities of the FEMSOFT continuous drain catheter.
See "Facilities."

PRODUCTS IN DEVELOPMENT

FEMSOFT Urethral Assist Female Continence Insert. The Company is developing the FEMSOFT urethral assist female continence insert as a new treatment modality for the daily management of female stress incontinence in active women. The FEMSOFT urethral assist device is a soft, conformable insert that is designed to assist the weakened muscles of the urethra and bladder neck to maintain urethral closure. It is simply inserted, worn and removed for voiding. It requires no inflation, deflation, syringes, or valving mechanisms. Although intended principally for the management of female stress incontinence, the FEMSOFT urethral assist device may also be suitable for the management of some conditions of urge incontinence.

The female urethra is a narrow, ribbon shaped, gradually twisting and slightly curved membranous canal, about an inch and a half in length and quarter of an inch in diameter (undilated) extending from the neck of the bladder to the exterior opening (meatus urinarius). The urethra consists of a lining of mucous membrane, a layer of spongy tissue and blood vessels, and a surrounding circular stratum of muscle fibers. The bladder neck is a bundle of muscles surrounding the juncture of the urethra and the bladder. The bladder is a muscular sac. The relaxed bladder serves as a reservoir, while the muscles of the bladder neck and urethra remain slightly contracted to retain the urethra in a closed state. During voiding, the bladder contracts to exert pressure on the contained fluid, while at the same time the muscles of the bladder neck and urethra relax to permit the hydraulic pressure exerted by the contracting bladder to expel the fluid. The embarrassing leakage referred to as "stress incontinence" occurs when incidental pressures exerted by the bladder during such acts as coughing, sneezing, standing up, etc., overcome the muscular pressures exerted by the weakened bladder neck and urethra, thereby permitting urine to be involuntarily expelled.

Recognizing the natural fluid management purposes of the urinary system, the FEMSOFT urethral assist device uses fluid to assist the urinary system to function properly by providing a fluid filled membrane to complement the natural muscular actions of the bladder neck and urethra. The FEMSOFT urethral assist device consists of a fluid filled silicone membrane, approximately two inches in length and of generally cylinderical shape. The fluid filled membrane has a bulb shaped portion near the insertion end, and an oval shaped flange at the end remaining outside the body. The device has a tiny central tube extending from the flange end to the insertion tip to house a removable plastic stylet used during insertion. During insertion, the tip of the FEMSOFT urethral assist device is inserted into the external aperture of the urethra (meatus urinarius) and is gently inserted through the urethra. The coordinate pressures from the urethra and from the movement of the stylet elongate the silicone membrane and slightly compress the bulb causing the fluid to expand the membrane toward the flange end. When the partially compressed bulb portion emerges through the bladder neck, the pressures exerted by the urethra and by movement of the stylet cause the fluid to flow back into the bulb portion to seat the device in the bladder neck and urethra, while the soft, oval shaped flange is enclosed by the outer tissues (labium minus). The user then simply removes and discards the insertion stylet, allowing the urethra to resume its natural curve and shape.

When seated, the soft, fluid filled membrane conforms to the natural contours of the urethra and bladder neck, while gently reciprocating the tiny movements of the urethra caused by normal physical activities. The fluid filled membrane provides a responsive structure against which the urethra and bladder neck may contract to the extent of their contractile capacity in order to maintain closure against the force of incidental hydraulic pressures exerted by the bladder during such acts as coughing, sneezing, standing up, etc. In addition, such incidental hydraulic pressures also tend to slightly compress the bulb, causing the remainder of the device to press back against the bladder neck and urethra, further assisting them to maintain closure. At the cessation of the incidental pressures, the normal pressure of the urethra and bladder neck cause the device to return to its at-rest position. Steady pressure from the contracting bladder, as during voluntary voiding, will compress the bulb, move the fluid toward the flange end, and expel the device. The device may also be removed by grasping the flange and slowly withdrawing the device in a manner reciprocal to its insertion.

The Company believes the FEMSOFT urethral assist female continence insert provides significant advantages over occlusive and catheter devices that the Company is aware of, including ease of use, comfort, and conformance to the body's natural functions. The FEMSOFT urethral assist device may be simply inserted and removed without inflation, deflation, syringes or valving mechanisms associated with other devices. The FEMSOFT urethral assist device is composed of a soft, fluid filled silicone membrane that conforms to the irregular shape of the urethra and that reciprocates the movements of the urethra during normal activities; while, the Company believes, rigid, plastic devices such as beads or inflatable inserts tend to distort the natural shape of the urethra and to chafe and abrade the delicate mucousal and vesicular tissues of the urethra during periods of exercise such as walking, running, rising, sitting, etc. The FEMSOFT urethral assist device is also designed to provide a variable, supportive pressure to the muscles of the urethra and bladder neck. The Company believes such devices as catheters, beads or inflatable plastic inserts which inflate within the urethra and bladder neck tend to stretch those muscles resulting in the eventual loss of natural muscle tone. The FEMSOFT urethral assist device is also designed to be expelled naturally under steady pressure from the bladder, thereby providing a further ease of use and minimizing the possibility of acute retention and urine reflux into the kidneys in persons who may be unable to otherwise remove the device due to injury or loss of consciousness.

The FEMSOFT urethral assist female continence insert will require FDA marketing clearance before it may be marketed commercially. The Company is presently developing the clinical protocol for testing the device and arranging for clinical investigators to conduct those tests. Following the development of the protocol, the Company intends to submit the proposed protocol as part of an Investigational Device Exemption ("IDE") application to the FDA for its comments, review and approval. Assuming the FDA approves the IDE application, the Company will then submit the FEMSOFT urethral assist device to clinical tests with appropriate clinical investigators in accordance with the approved IDE protocol. The Company intends to submit the data to be derived from the clinical tests for the FDA's consideration in the form of a Premarket Approval Application ("PMA") for the FEMSOFT urethral assist device. Although a PMA submission is generally more extensive than an 510-k submission, the Company believes that the PMA submission is appropriate for the FEMSOFT urethral assist device in order to avoid legal and regulatory concerns relating to an appropriate predicate device. The Company believes a PMA is also appropriate for other reasons, including confidentiality and procedures. Concurrently with clinical testing in the United States, the Company intends to participate with ConvaTec in joint clinical tests of the FEMSOFT urethral assist device in certain foreign countries. See "Research and Development" and "Government Regulation."

MEDICATED FOLEY CATHETER. Catheter induced urinary tract infection is a common problem among patients receiving Foley catheterization in both hospital and chronic care settings. Hospital related CUTI prolongs hospital stays by an estimated 2.4 to 4.5 days and results in significantly increased costs and risks of mortality. CUTI is thought to be primarily caused by bacteria that migrate through the urethra into the bladder along the outside of a catheter. The catheter-urethral interface provides a favorable environment for bacterial growth because the bacteria are insulated by the catheter wall from the normal flushing effect of urination. Antibiotics that are administered to prevent or control CUTI may control the bacterial infection in the bladder, but are generally unable to affect bacterial colonies in the urethra since these are insulated by the catheter wall from the antibiotics contained in the evacuating urine.

The Medicated Foley catheter is designed to reduce the incidence or severity of CUTI and to lessen the need for antibiotics routinely administered to catheterized patients to treat CUTI. The Medicated Foley catheter incorporates nitrofurazone, an antibacterial agent, into the silicone matrix which forms the body of the catheter. Nitrofurazone is a synthetic antibacterial nitrofuran derivative, which is most commonly used topically as an adjunctive therapy to control infection in severe burn cases, and also for prevention of infection of skin graft and donor sites. A related nitrofuran compound is a commonly prescribed oral medicine for CUTI. Published results from laboratory tests conducted by the University of Minnesota have shown the Medicated Foley to be effective in inhibiting the growth in vitro of most bacteria known to cause CUTI, including some common antibiotic resistant bacterial strains. The Medicated Foley catheter provides continuous release of the antibacterial agent, which is intended to provide more effective protection against CUTI than other treated Foley catheters that have antibacterial agents topically applied to the catheter's surface. Results from other independent laboratory tests show that the Medicated Foley releases the antibacterial agent on a sustained basis for as long as 30 days. In reply to the Company's initial 510(k) notification the FDA requested additional information. In response to this request, the Medicated Foley is presently undergoing clinical trials with surgery patients using Foley catheters at the University of Wisconsin, Madison. These clinical trials are intended to be completed by the end of calendar year 1996. If these trials are successful, the Company expects to resubmit its 510(k) notification and include the results of the clinical trials. Clinical tests of the Medicated Foley in chronic care patients were conducted at the University of Minnesota. The unofficial test results received by the Company indicate that the Medicated Foley is safe for use; however, the efficacy of the device could not be determined from tests measuring the levels of bacteria in the urine of chronic care patients who are continually catheterized due to the presence of pre-existing infections causing elevated bacteria counts in all of the chronic care patients who participated in the tests. None of the antibiotic regimens administered to these chronic care patients were able to eliminate the pre-existing infections prior to commencing the tests, and the continuation of such regimens during the tests would have invalidated them.
See "Government Regulation."

FEMSOFT Valved Catheter. The Company is also developing a valved device based on the FEMSOFT continuous drain catheter. This device has the same soft, liquid-filled sleeve and self-contained fluid reservoir technology as the FEMSOFT continuous drain catheter and is administered in the same manner. As a result, the FEMSOFT valved catheter is designed to provide the same ease of use and reduction in tissue irritation as the FEMSOFT continuous drain catheter. The valved version is intended for use as a daily disposable device for controlled periodic drainage throughout the day without removal, and to provide users with increased convenience because the device does not require exterior collection bags, allowing a more natural lifestyle. The valved version may also be used throughout the day as an alternative in some circumstances to intermittent catheterization that is performed several times a day, with consequent reductions in the number of devices necessary to perform such daily functions and in the risks of infection resulting from the repeated introduction of a foreign body into the urethra and bladder. As the result of concerns regarding acute retention and urine reflux into the kidneys in persons who may be unable to remove or operate a valved device due to injury or loss of consciousness, the device will require further research and development and will likely require significant clinical testing before marketing clearance may be received from the FDA. The Company believes the device may be fashioned to address such concerns by, for example, utilizing a valve or other mechanism that releases automatically under sufficient pressure or by constructing the device to otherwise permit urine to be released under sufficient pressure, as is the case with the FEMSOFT urethral assist device. Upon the completion of further product development and testing, the Company intends to make an appropriate filing(s) with the FDA related to the FEMSOFT valved catheter. See "Government Regulation."

OTHER PRODUCTS. The Company has ongoing research and development activities oriented to the enhancement of its current products and to additional applications for its proprietary liquid encapsulation and fluid transfer technologies. The Company has discontinued current development efforts on its FEMSOFT occlusive plug due to the superior technology and advanced features of the FEMSOFT urethral assist device. See "Research & Development."

MARKETING AND SALES. The Company's marketing strategy is to gain increased market recognition and sales of a broad range of Rochester Medical brand products while also selling its incontinence and urological devices under private label arrangements to medical products companies, primarily through the Company's strategic relationship with ConvaTec.

Another key element of the Company's marketing strategy is to increase physician awareness of the Company's products and establish the Company as a leading provider of incontinence and urological products. The Company has established a medical advisory board presently consisting of a leading physician and a leading nurse in urology and incontinence to assist in the design of, and selection of sites for, clinical testing, to identify leading healthcare professionals to conduct these trials, and to assist the Company in conducting clinical testing. The Company intends to sponsor clinical trials conducted by such leading healthcare professionals, and to encourage their presentation of the clinical data at medical symposia and publication of clinical articles in medical journals. The Company also attends leading national trade shows to increase product awareness and establish a professional referral base. The Company advertises in selected medical and trade journals. In support of these efforts, the Company intends to develop educational materials regarding urological conditions and the Company's products.

The Company anticipates that marketing the FEMSOFT urethral assist device will require the Company to conduct substantial additional efforts directed to clinicians and substantial media advertising directed to the consumer. The Company anticipates conducting substantial educational efforts directed to clinicians. These efforts will include personal visits and demonstrations by Company representatives at the clinicians' own facilities, as well as the preparation and presentation of instructions for the prescription, sizing, and use of the FEMSOFT urethral assist device, and for follow-on procedures for patient care and monitoring. These efforts will also require the preparation of written, audio and video materials for the clinicians to use for patient education purposes. The Company will also seek to enroll these clinicians as local care facilities to whom the Company may refer prospective patients in the clinicians' own localities. The Company anticipates conducting media advertising oriented to, and designed to inform, prospective consumers about the availability of the FEMSOFT urethral assist device and its appropriateness to an active life style. These advertising efforts will be conducted in conjunction with a program for referrals to an appropriate clinician in the consumer's own locality.

ROCHESTER MEDICAL BRAND PRODUCTS. The Company began in 1994 to develop a domestic sales organization to market Rochester Medical brand products directly to urologists and incontinence specialists, as well as to rehabilitation specialists in institutional and home care settings. This sales organization currently employs a vice president of sales and five sales representatives located in Atlanta, Boston, Los Angeles, San Francisco and St. Louis for domestic sales. The Company also employs a vice president of international sales, who formerly served as the Company's commissioned agent for international sales, for overseas distribution of Rochester Medical brand products.

The Company intends to progressively increase the number of sales representatives employed by the Company as it introduces additional products, to develop a supporting marketing staff, and to progressively expand its domestic distribution network responsively to changes in purchasing patterns by institutional purchasers in order to provide a base for substantial expansion of its domestic sales organization and distribution network as its more advanced products in development, including its FEMSOFT urethral assist device, are brought to market. The FEMSOFT urethral assist device will require substantial consumer oriented media advertising and significant clinician education efforts. The Company intends to consider these additional factors applicable to the prospective sale and distribution of the FEMSOFT urethral assist device, as well as the margin opportunities for its current products and other products in development, as the Company undertakes to expand its domestic sales organization. While the Company believes the expansion of its sales and marketing efforts are critical to increasing sales of Rochester Medical brand products, the Company plans to undertake such expansion in a manner the Company believes will best accommodate the Company's overall strategy for sales of current products as well as for sales of its products in development, including the FEMSOFT urethral assist device.

The Company also supplements its direct selling efforts in the United States though arrangements with independent sales organizations located throughout the United States. The Company continues to utilize the services of 4 such organizations for limited sales activities.

CONVATEC RELATIONSHIP. In August 1995, the Company entered into a distribution and co-development agreement with ConvaTec (the "Distribution Agreement"). ConvaTec, a division of a subsidiary of Bristol-Myers Squibb Company, is a leading global manufacturer and marketer of ostomy and modern wound care products and a comprehensive provider of skin care, infection control, contamination control and incontinence care products. Under the Distribution Agreement, ConvaTec has worldwide rights, subject to the Company's existing agreements, to market the Company's current products, products in development and certain future products under the ConvaTec brand. The Company retains worldwide rights to market its products under the Rochester Medical brand, but its ability to distribute its products through third parties other than under the Rochester Medical brand is significantly limited by the Distribution Agreement. The Company and ConvaTec also may agree to work cooperatively to develop additional urology and incontinence products. As part of this relationship, ConvaTec invested $3 million in the Company in the form of a convertible senior secured loan, and later released its security when the Company satisfied certain net worth requirements. ConvaTec and the Company have also agreed on the parameters of joint clinical testing of certain of the Company's products in development, with ConvaTec bearing the majority of the financial, administrative and technical costs associated with the clinical preference testing in the United States of the COMFORT SLEEVE Foley, the PERSONAL CATHETER and the FEMSOFT continuous drain catheter, and also bearing mosts costs for overseas clinical trials of the FEMSOFT urethral assist device. ConvaTec has an extensive sales organization in the United States and approximately 70 other countries. Sales to ConvaTec accounted for 12% of the Company's net sales for the six months ended March 31, 1996. See "Business -- Private Label Distribution Agreements" and "Business -- Research and Development."

PRIVATE LABEL ARRANGEMENTS. Historically, the Company has primarily marketed its products under private label arrangements to established medical products companies that could provide the Company with commercial introduction of its products, a large sales force and broad access to the hospital, long-term care, home care and physician markets. The Company is the exclusive supplier of Hollister's requirements of self-adhering non-latex male external catheters which Hollister resells under its PolyTech(tm) brand. Sales to Hollister accounted for 29% of the Company's net sales in fiscal 1994 and 25% of net sales in fiscal 1995. The Company has an exclusive agreement to supply Baxter Euromedical (but not any other subsidiary or affiliate of Baxter Healthcare Corporation) with Baxter Euromedical's requirements of silicone Foley catheters. Sales to Baxter Euromedical accounted for 20% of the Company's net sales in fiscal 1995. Under an arrangement that existed prior to the Distribution Agreement, the Company supplies ConvaTec with tape-on ULTRAFLEX male external catheters which the Company packages with ConvaTec's proprietary adhesive tape. ConvaTec markets the packaged external catheter and adhesive tape under its ProSys(tm) brand. In addition, the Company supplies Mentor with silicone male external catheters. Sales to Mentor accounted for 39% of the Company's net sales in fiscal 1994, 14% of net sales in fiscal 1995, and 15% of net sales for the six months ended March 31, 1996. See "Business -- Private Label Distribution Agreements."

MANUFACTURING.

The Company uses proprietary, automated manufacturing technologies and processes to manufacture incontinence and urological devices cost effectively. The Company designs and builds custom equipment to implement its manufacturing technologies and processes. The Company believes that its proprietary manufacturing processes, materials expertise, custom designed equipment and technical know-how allow it to simplify and further automate traditional catheter manufacturing techniques to reduce the Company's manufacturing costs. In addition, the Company has developed proprietary liquid encapsulation and fluid transfer technologies that enables it to manufacture innovatively designed devices, such as, respectively, the FEMSOFT continuous drain catheter with its self-contained liquid-filled reservoir, and the FEMSOFT urethral assist device with its self-contained reciprocal fluid transfer mechanism, which the Company believes cannot be manufactured using conventional technologies. In an effort to manufacture high quality products at competitive costs, the Company concurrently designs and develops new products and the processes to manufacture them. To accomplish this, the Company has installed a small, manually controlled manufacturing line (the "Pilot-line") that it uses in conjunction with its automated Foley catheter manufacturing line for development and testing of the manufacturing processes and techniques applicable to the manufacture of its new products. The Company also uses the Pilot-line to manufacture limited quantities of its products in development and future products for clinical testing purposes. The Company's manufacturing facility is located in Stewartville, Minnesota. The Company produces its Foley and intermittent catheters on one production line and its male external catheters on a second line. For the production of self-adhering male external catheters, the Company uses a computer-controlled process of dipping forms in synthetic polymer solutions, and then drying and curing the catheters. Foley and intermittent catheters are produced through a similar process in which a silicone lumen is dipped in materials and cured to form an integral balloon or silicone sleeve, as appropriate for the product. The Company is currently constructing an additional facility for production of the FEMSOFT devices.

The Company maintains a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance and quality control test methods. To control the quality of its finished product, the Company uses ongoing statistical process control systems during the manufacturing process and comprehensive performance testing of finished goods. Each Foley catheter's balloon function is tested and each male external catheter is visually inspected. The Company has implemented a program to achieve ISO 9001 certification and quality system certification for the CE mark. The Company's manufacturing facility has been designed to accommodate the specialized requirements for the manufacture of medical devices, including the FDA's regulations concerning good manufacturing practices ("GMP"). In July 1995, the FDA conducted a routine inspection of the Company's manufacturing facility, in which the Company's facility, documentation and quality control systems were determined to be satisfactory and no violations of GMP were raised with the Company.

SOURCES OF SUPPLY.

The Company obtains certain raw materials and components for a number of its products from single suppliers. The Company is presently dependent upon Dow Corning for raw materials used in the manufacture of its silicone male external Foley and intermittent catheters. The loss of this supplier could have a material adverse effect upon the Company's sales of those products. Although the Company considers its relationship with Dow Corning to be satisfactory, Dow Corning is currently in bankruptcy proceedings and there can be no assurance that Dow Corning will continue to manufacture silicone or to supply silicone to medical device manufacturers, such as the Company. The Company believes that most, if not all, of the silicone it currently purchases from Dow Corning could be replaced by silicone from other suppliers, and the Company has located and evaluated other potential suppliers. In the event that the Company had to replace Dow Corning, however, the Company would be required to repeat biocompatibility testing of its products using the silicone from the new supplier, which may result in disruption of the Company's production of catheters, and might be required to obtain additional regulatory clearances.

The Company is dependent on Shell Chemical Company ("Shell") for raw materials for the ULTRAFLEX polymer used in manufacturing certain of the Company's male external catheters. During 1994, a disruption in Shell's production of these materials caused the Company to curtail production of ULTRAFLEX catheters during the fourth quarter of fiscal 1994. Although the Company adjusted to the disruption by reformulating this product, the future loss of raw materials from this supplier could have a material adverse effect on the Company. In the event that the Company had to replace Shell, however, the Company would be required to repeat biocompatibility testing of its products using the materials from the new supplier, which may result in disruption of the Company's production of ULTRAFLEX male external catheters, and might be required to obtain additional regulatory clearances. The Company believes there are adequate alternative sources of supply available for the Company's other raw material requirements.

In light of product liability concerns, Dow Corning and Shell have each adopted poliicies governing their sales of raw materials used in medical devices. Dow Corning and Shell have restricted the use of silicone and kraton, respectively, based upon the intended use of the devices manuafctured from these materials. Among other limitations, Dow Corning will permit use of only its medical grade silicone in any device which comes in contact with any internal bodily tissue. Among other limitations, Shell restricts the use of kraton for devices intended to be inserted into the body. None of the Company's products conflict with these policies. There is no assurance, however, that Dow Corning or Shell might not change their respective policies in the future, and the Company is unable to predict what, if any, effect such changes would have on the Company's business.

RESEARCH AND DEVELOPMENT

The Company believes that its ability to add new products to its array of incontinence and urological devices is important to the Company's future success. Accordingly, the Company is engaged in ongoing research and development to introduce new products which provide additional features and functionality, including research and development for the Medicated Foley catheter, for the FEMSOFT line of devices, and for enhancements to male external catheters as well as for other male incontinence management devices. The Company also believes that its manufacturing and materials expertise, particularly its proprietary liquid encapsulation technology and reciprocal fluid transfer mechanism used to produce the various FEMSOFT devices, are applicable to a variety of medical applications. The Company plans, as appropriate, to conduct research and development activities to investigate these additional opportunities in urologic and incontinence related areas. In addition, the Company and ConvaTec have agreed they may cooperate to develop new products. See "Private Label Distribution Agreements."

The Company is also focused on completing clinical preference studies for its products that have obtained FDA clearance and for its products in development. The Company is presently developing the clinical protocol for testing the FEMSOFT urethral assist device and is arranging for clinical investigators to conduct those tests. Following the development of the protocol, the Company intends to submit the proposed protocol as part of an Investigational Device Exemption ("IDE") application to the FDA for its comments, review and approval. Assuming the FDA approves the IDE application, the Company will then submit the FEMSOFT urethral assist device to clinical tests with appropriate clinical investigators in accordance with the approved IDE protocol. The Company intends to submit the data to be derived from the clinical tests for the FDA's consideration in the form of a Premarket Approval Application ("PMA") for the FEMSOFT urethral assist device. Although a PMA submission is generally more extensive than an 510-k submission, the Company believes that the PMA submission is appropriate for the FEMSOFT urethral assist device in order to avoid legal and regulatory concerns relating to an appropriate predicate device and for other reasons, including confidentiality and procedures. The Company and ConvaTec have also agreed that ConvaTec may conduct overseas clinical trials of the FEMSOFT urethral assist device and of the FEMSOFT valved catheter concurrently with the Company's United States clinical trials of those devices with ConvaTec bearing most of the expenses for such overseas clinical trials, but the Company and ConvaTec have yet to agree upon the specific expenses to be borne by each for such overseas clinical trials.

The Company is presently adapting and expanding its Pilot-line to enable the production of sufficient quantities of FEMSOFT urethral assist devices, FEMSOFT continuous drain catheters, COMFORT SLEEVE Foley catheters, and PERSONAL CATHETERS that will be necessary for clinical trials and clinical preference tests. The Company's ability to conduct, or participate with ConvaTec in, these clinical trials and preference tests will depend on the Company's ability to produce sufficient quantities of these various products on the Pilot-line in a timely manner. To the extent that production on the Pilot-line may be delayed due to the manual or other features of the Pilot-line or due to production requirements for Foley catheters, or to the extent that additional quantities of any product being tested may be required to be produced on the Pilot-line from time to time, the clinical trials or preference testing of these various products may be delayed, with a consequent delay in market introduction or FDA filings.

The Company intends to establish arrangements with leading medical practitioners, medical institutions and its Medical Advisory Board in order to
(i) conduct the further laboratory and clinical tests necessary to demonstrate the efficacy of the Company's products, (ii) collect data for applicable regulatory submissions and (iii) accumulate scientific data regarding products already being marketed. The Company has established such an arrangement with a leading practitioner and institution for the current clinical trials of the Medicated Foley catheter. The Company is presently arranging with other leading practitioners and institutions to conduct clinical trails of the FEMSOFT urethral assist device.

The Company's founders and executive officers have substantial experience in developing new urology products. The Company was founded to perform research and development regarding incontinence and urological devices by Anthony J. Conway, the Company's Chief Executive Officer and President, Richard D. Fryar, the Company's Vice President of Research and Development, and Philip J. Conway, the Company's Vice President of Operations. The founders have together developed a series of innovative urological products and manufacturing processes. In 1979, the founders organized a prior business that developed and patented the first self-adhesive latex male external catheter, a business the founders sold in 1985 to Mentor. The founders subsequently founded the Company to develop silicone products, including the first self-adhering silicone male external catheter and the FEMSOFT catheter. The Company's founders each spend a substantial portion of their time in research and development activities.

The Company's Director of Clinical and Regulatory Affairs has principal responsibility for the design, implementation, and monitoring of the Company's clinical trials and preference testing of its products in development. She is a nurse by training with over twenty years of clinical research management, academic and nursing experience.

COMPETITION

The incontinence and urological product markets are highly competitive. The Company believes that the primary competitive factors include price, product quality and features (including the beneficial effects of the product on medical outcomes over the course of treatment), technical capability, breadth of product line and distribution capabilities. The Company's ability to compete in these markets will also be affected by its product development and innovation capabilities, its ability to obtain regulatory clearances, its ability to protect the proprietary technology of its products and manufacturing processes, its marketing capabilities and its ability to attract and retain skilled employees. The Company believes that its principal competitive advantages are its innovative products, the effectiveness of its products in improving patient outcomes, its proprietary manufacturing technologies, its cost effective manufacturing processes, and its product development personnel.

In the incontinence market, the Company's products compete with a number of alternative products and treatments for the management of urinary incontinence. Adult diapers and other forms of absorbent pads that capture urine upon leakage are the primary products used to control mild forms of urinary incontinence. Non-invasive treatments for incontinence include bladder and habit training, pelvic muscle exercises, biofeedback and electrical stimulation to strengthen pelvic muscles. Surgery may also be performed to repair damaged muscles or to implant an artificial urinary sphincter. In a recently introduced technique, implants, primarily collagen, are injected into the tissue surrounding the urethra to add bulk to the tissue and improve bladder functioning by increasing urethral resistance and strengthening the urinary sphincter. Pessaries, or vaginal inserts, are devices for treating stress incontinence that are used to obstruct the bladder neck and urethra by applying pressure through the neighboring vaginal cavity. Drug therapies are also used to treat incontinence by acting on the nerve receptors associated with the bladder neurotransmitter system. Drug treatment is appropriate for treating urge incontinence (which is related to the functioning of the nervous system) but is not appropriate for managing stress incontinence (which is not related to the functioning of the nervous system). The Company's ability to compete with these alternative methods for treating urinary incontinence depends on the relative market acceptance of alternative therapies for incontinence management and the technological advances in these alternative treatments. Any development of a broad-based and effective cure for a significant form of incontinence could have a material adverse effect on sales of incontinence management devices such as the Company's products.

The Company competes directly for sales of incontinence and urological devices with larger, multi-product medical device manufacturers and distributors such as C.R. Bard, Inc., Baxter Healthcare Corporation, Kendall Healthcare Products Company, Sherwood Medical Company, Hollister, Mentor and ConvaTec, some of whom distribute the Company's own products under their own labels. The Company is aware that UroMed has developed a female incontinence device for the daily management of female incontinence, which may compete with the FEMSOFT urethral assist insert and other FEMSOFT devices. Many of the competitive alternative products to the Company's catheters are distributed by larger competitors including Johnson & Johnson Personal Products Company, Kimberley-Clark Corporation and Proctor & Gamble Company (for adult diapers and absorbent pads), and C. R. Bard, Inc. (for injectable materials). Many of the Company's competitors, potential competitors and providers of alternative therapies have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than the Company. It is possible that other large healthcare and consumer products companies may enter this market in the future. Furthermore, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products in this market. Such products may compete directly with any products which may be offered by the Company. Finally, competitors in the medical device industry have in the past and may in the future employ litigation to gain a competitive advantage.

PATENTS AND PROPRIETARY RIGHTS

The Company's success may depend in part on its ability to obtain patent protection for its products and manufacturing processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company may seek patents on certain features of its products and technology based on the Company's analysis of various business considerations, such as the cost of obtaining a patent, the likely scope of patent protection and the benefits of patent protection relative to relying on trade secret protection. The Company also relies upon trade secrets, know-how and continuing technological innovations to develop and maintain its competitive position.

As of June 12, 1996, the Company owned 11 issued United States patents and five foreign patents. These patents protect certain of the Company's catheters and devices and certain of the Company's production processes. Some of the Company's products and production processes may be covered by claims in more than one of these patents. In addition, as of such date, the Company owned eight pending United States patent applications and a number of additional pending foreign patent applications. The Company may file additional patent applications for certain of the Company's current and proposed products and processes in the future.

There can be no assurance that the Company's patents will be of sufficient scope or strength to provide meaningful protection of the Company's products and technologies. The coverage sought in a patent application can be denied or significantly reduced before the patent is issued. In addition, there can be no assurance that the Company's patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company. Should attempts be made to challenge, invalidate or circumvent the Company's patents in the United States Patent and Trademark Office and/or courts of competent jurisdiction, including administrative boards or tribunals, the Company may have to participate in legal or quasi-legal proceedings therein, to maintain, defend or enforce its rights in these patents. Any legal proceedings to maintain, defend or enforce the Company's patent rights can be lengthy and costly, with no guarantee of success. There also can be no assurance that the Company will file additional patent applications or that patents will issue from the Company's pending patent applications.

The Company is aware that UroMed possesses a United States patent that relates to a device for the management of female incontinence. The Company has previously received an opinion from its patent counsel, Merchant, Gould, Smith, Edell, Welter & Schmidt, P.A., to the effect that certain of its FEMSOFT devices, specifically the FEMSOFT continuous drain and valved catheters, and occlusive plug devices, as configured at the time the opinion was given, did not infringe the UroMed patent. At this time, the Company has not sought an opinion from its patent counsel concerning the FEMSOFT urethral assist female continence insert. The Company has not received any notice of a claim of patent infringement from UroMed, although it is possible that UroMed could choose to bring an action against the Company alleging infringement of the UroMed patent at any time in the future. Because the opinion of counsel that the Company has received with respect to the UroMed patent is not binding on a court and because of the complex legal and factual questions involved in patent litigation, there can be no assurance that if UroMed brought an infringement action against the Company a court would find the UroMed patent to be either invalid or not infringed. There can be no assurance that any redesign of the FEMSOFT devices to circumvent a claim of infringement would be commercially acceptable or would necessarily circumvent such a claim.

A claim by UroMed or by other third parties that the Company's current products or products under development allegedly infringe their patent rights could have a material adverse effect on the Company. The medical device industry is characterized by frequent and substantial intellectual property litigation, particularly with respect to newly developed technology. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's technical and management personnel. An adverse determination in any such proceeding could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from such parties, if licenses to such rights could be obtained, and/or require the Company to cease using such technology. There can be no assurance that if such licenses were obtainable, they would be obtainable at costs reasonable to the Company. If forced to cease using such technology, there can be no assurance that the Company would be able to develop or obtain alternate technology. Additionally, if third party patents containing claims affecting the Company's technology are issued and such claims are determined to be valid, there can be no assurance that the Company would be able to obtain licenses to such patents at costs reasonable to the Company, if at all, or be able to develop or obtain alternate technology. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing, using or selling certain of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

There also can be no assurance that UroMed or any other party does not presently have, has not applied for, or might not in the future apply for, additional patents in the United States which, if ultimately granted, might be infringed by any of the FEMSOFT devices as currently configured or any other product of the Company and provide the basis for an infringement action against the Company.

The Company also relies on proprietary manufacturing processes and techniques, materials expertise and trade secrets applicable to the manufacture of its products. The Company believes that these proprietary rights may provide it with a competitive advantage as important, if not more important, to the Company as patent protection. The Company seeks to maintain the confidentiality of this proprietary information by requiring employees who work with proprietary information to sign confidentiality agreements and by limiting the access of outside parties to such proprietary information. There can be no assurance, however, that these measures will provide the Company with adequate protection of its proprietary information or with adequate remedies in the event of unauthorized use or disclosure. In addition, there can be no assurance that the Company's competitors will not independently develop or otherwise gain access to processes, techniques or trade secrets that are similar or superior to the Company's. Finally, as with patent rights, legal action to enforce trade secret rights can be lengthy and costly, with no guarantee of success. See "Risk Factors -- Dependence on Patents and Proprietary Technology," "Private Label Distribution Agreements" and Notes to Financial Statements incorporated by reference.


GOVERNMENT REGULATION

The manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding foreign agencies. In the United States, the medical devices manufactured and sold by the Company are subject to laws and regulations administered by the FDA, including regulations concerning the prerequisites to commercial marketing, the conduct of clinical investigations, compliance with GMP and labeling.

A manufacturer may seek FDA clearance to distribute a new medical device by filing a 510(k) pre-market notification. A 510(k) pre-market notification requires the manufacturer of a medical device to establish that the device is "substantially equivalent" to medical devices legally marketed in the United States prior to the Medical Device Amendments of 1976 (commonly referred to as "predicate devices"). The 510(k) pre-market notification must be accompanied by appropriate data establishing the claim of substantial equivalence to a predicate device. If this substantial equivalence to a predicate device is established to the satisfaction of the FDA, the manufacturer will receive FDA clearance for marketing of the medical device.

If the manufacturer cannot establish substantial equivalence with a predicate device or if the FDA requires a more rigorous review, the FDA will require that the manufacturer submit a Pre-Market Approval ("PMA") application prior to obtaining approval to market the device in the United States.

In general, the PMA process generally requires an initial submission of a request for permission to clinically evaluate the medical device in humans under an Investigational Device Exemption ("IDE") that meets the requirements of the FDA and of the institutional review board(s) of the study institution and that provides for the written informed consent of all participating patients. As a condition of approving an IDE submission, the FDA ordinarily requires the submission of laboratory test results, and may also require animal studies, confirming that the device is not likely to be harmful or injurious to humans. The subsequent PMA submission is initially reviewed by an FDA-selected scientific advisory panel for review of human studies, with a final review (including manufacturing facilities review) and approval process by the FDA This process is expensive and time-consuming, generally taking more than a year and often substantially longer.

The Company's products, except for the Medicated Foley catheter and the FEMSOFT devices in development, have received FDA marketing clearance pursuant to 510(k) pre-market notifications filed by the Company. The Company filed a 510(k) pre-market notification relating to the Company's Medicated Foley catheter. The FDA requested additional clinical data to support the Company's 510(k) pre-market notification regarding the Medicated Foley catheter, and the Company will need to refile this application with the additional information. The Company has arranged for clinical trials the University of Wisconsin, Madison, which are intended to generate information that is responsive to the FDA comments. Following receipt of results of the clinical trials, the Company intends to resubmit its 510(k) pre-market notification regarding the Medicated Foley catheter. The FDA may, however, require further information, such as additional test data, before making a determination regarding substantial equivalence. The FDA may also determine that the proposed device is not substantially equivalent and require the Company to file a PMA application for this device. There can be no assurance that the Medicated Foley catheter will prove efficacious or that the Company will receive FDA clearance to market the Medicated Foley catheter or that market introduction of the Medicated Foley catheter will not be delayed.

The Company has yet to apply for and receive FDA marketing clearance for its certain of its FEMSOFT devices. The Company presently plans to submit the FEMSOFT urethral assist device for FDA marketing approval through the PMA application process due to the Company's belief that no predicate device would support a 510-K submission for a device intended for the management of stress incontinence in active women. The Company also recognizes that the PMA application process, although generally more rigorous that a 510-K submission, will provide certain advantages not available in the 510-K process, including confidentiality and some procedural benefits. The Company will likely pursue a 510-K submission for its FEMSOFT valved catheter due to the Company's belief that various drainage catheters, including drainage catheters that may be intermittently sealed off by clips or other means to interrupt urine flow, have been commercially marketed since before 1976, and may therefore properly serve as predicate devices for the FEMSOFT valved catheter. There can be no assurance, however, that the Company's current or future products in development, including the FEMSOFT valved catheter, may not be subjected to the PMA process, or that the Company's current or future products in development will receive FDA marketing clearance.

The Company is also required to register with the FDA as a medical device manufacturer. As such, the Company's manufacturing facilities are inspected on a routine basis for compliance with GMP. These regulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to manufacturing, testing and quality control activities. The Company underwent its latest GMP inspection by the FDA in July 1995, and no violations were reported to the Company. As a medical device manufacturer, the Company is further required to comply with FDA requirements regarding the reporting of allegations of death or serious injury associated with the use of its medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. Other FDA requirements govern product labeling and prohibit a manufacturer from marketing an approved device for unapproved applications. If the FDA believes that a manufacturer is not in compliance with the law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the manufacturer, its officers and employees.

The Company may become subject to future legislation and regulations concerning the manufacture and marketing of medical devices. This could increase the cost and time necessary to begin marketing new products and could affect the Company in other respects not presently foreseeable. The Company cannot predict the effect of possible future legislation and regulations.

Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval. These differences may affect the efficiency and timeliness of international market introduction of the Company's products. For countries in the European Union ("EU"), in January 1995, CE Mark certification procedures became available for medical devices, the successful completion of which would allow certified devices to be placed on the market in all EU countries. After June 1998, medical devices may not be sold in EU countries unless they display the CE Mark. The Company or its distributors will seek CE Mark certification. There can be no assurance, however, that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

In addition, international sales of medical devices manufactured in the United States that have not been approved by the FDA for marketing in the United States are subject to FDA export requirements. These require that the Company obtain documentation from the medical device regulatory authority of the destination country stating that sale of the medical device is not in violation of that country's medical device laws, and, under some circumstances, may require the Company to apply to the FDA for permission to export a device to that country.

Under certain of the Company's international distribution agreements, the other parties have agreed to bear the burdens and costs of obtaining applicable export and international regulatory approvals. The Company has agreed to cooperate where necessary in obtaining such approval.

THIRD PARTY REIMBURSEMENT

In the United States, healthcare providers that purchase medical devices generally rely on third party payors, such as Medicare, Medicaid, private health insurance plans and managed care organizations, to reimburse all or a portion of the cost of the devices. The Medicare program is funded and administered by the federal government, while the Medicaid program is jointly funded by the federal government and the states, which administer the program under general federal oversight. The Company believes its currently marketed products are generally eligible for coverage under these third party reimbursement programs, and that its COMFORT SLEEVE Foley catheter, PERSONAL CATHETER and Medicated Foley catheter, will also be eligible for third party reimbursement. The Company is currently unable to assess the eligibility of the FEMSOFT devices, including the FEMSOFT continuous drain catheter or the FEMSOFT urethral assist device, for reimbursement. As a result, the competitive position of certain of the Company's products may be partially dependent upon the extent of reimbursement for its products.

During the past several years, the major third party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Medicare and Medicaid reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient's specific diagnosis. As a result, any illness to be treated or procedure to be performed will be reimbursed only at a prescribed rate set by the government that is known in advance to the healthcare provider. If the treatment costs less, the provider keeps the difference; if it costs more, the provider cannot bill the patient for the rest. No separate payment is made in most cases for products such as the Company's when they are furnished or used in connection with inpatient care. Many private third party payors have also adopted a similar prospective payment system.

Payment limitations have also been adopted for services furnished in hospital outpatient departments and physician clinics. In particular, third party payors have adopted fee schedules for physicians' services, such as the Medicare fee schedule known as the resource-based relative value scale. These fee schedules generally reimburse physicians less for their services than their usual and customary charges. Because future changes in these fee schedules may result in further limitations in the rate of reimbursement for certain physician services and procedures, physicians may seek greater cost efficiency in treatment to minimize any negative impact of reduced reimbursement. In certain cases, third party payors may also cover the Company's products separately, with payment made directly to distributors of the products. Medicare formerly paid for such products on the basis of reasonable charges, but beginning in 1989 the Medicare program implemented a fee schedule based on allowable payments in 1987 with annual adjustments for inflation. However, under the 1993 budget legislation, Congress froze reimbursement for 1994 and 1995 at 1993 levels. Future limitations on increases (or actual reductions) in the Medicare fee schedule applicable to the Company's products could have a material adverse effect on the Company. Other third party payors (including insurance companies) have begun to set limits on the number of medical devices, such as disposable catheters, that the payor will reimburse per month and to set fixed reimbursement amounts per device.

The recent growth of managed care organizations, such as health maintenance organizations, has led to an increased emphasis on medical devices that prove to be both effective and cost-efficient in the long-term. Through their purchasing power, managed care organizations often seek discounts, price reductions, or other incentives from medical products suppliers, and, in certain segments of the health care market, increasingly concentrate their dealings to a few larger distributors from whom they make volume purchases of a large variety of products at volume discounts spread across such purchases.

The introduction of cost containment incentives such as these, combined with a general trend toward closer scrutiny of healthcare expenditures by the various third-party payors, have placed increasing pressures on healthcare providers to reduce the cost of the services and products they provide to patients. If healthcare providers respond to these pressures by substituting lower cost products or therapies for the Company's products or by purchasing products only from large distributors who provide broad, multi-product lines, the Company could be adversely affected.

The federal government and certain state governments are currently considering a number of proposals to reform the Medicare and Medicaid health care reimbursement system. The Company is unable to evaluate what legislation may be drafted and whether or when any such legislation will be enacted and implemented. Certain of the proposals, if adopted, could have an adverse effect on the Company's business, financial condition and results of operations.

PRIVATE LABEL DISTRIBUTION AGREEMENTS

CONVATEC. On August 11, 1995, the Company entered into the Distribution Agreement, which grants ConvaTec, subject to obligations and limitations imposed by the Company's other distribution agreements, worldwide rights to market the Company's current products, products in development and certain future products under ConvaTec's brand. At the same time, the Company retains worldwide rights to market its products under the Rochester Medical brand. As part of this relationship, ConvaTec invested $3 million in the Company in the form of a convertible senior secured loan to the Company, and later released its security upon the Company's satisfaction of certain net worth requirements.

The Distribution Agreement provides that ConvaTec will purchase all of its requirements of certain of the Company's products from the Company, although the Distribution Agreement does not include any minimum purchase requirements or require that ConvaTec market any or all of the Company's products. The Company will provide all manufacturing and packaging of the Company's products for ConvaTec. The Distribution Agreement provides, however, in the event that the Company is unable to supply ConvaTec's requirements for products for any reason other than a shortage of raw material and the Company is unable to find a suitable replacement in a commercially reasonable time, ConvaTec will be deemed to have a license to the Company's technologies for purposes of manufacturing products for ConvaTec. Before the commencement of product sales by ConvaTec for certain of the Company products in development and future products, the Company and ConvaTec must agree on packaging and quality control specifications and pricing to ConvaTec. In addition, the Company and ConvaTec may agree to work cooperatively to develop additional incontinence and urology products.

To maintain its marketing rights to a product, ConvaTec is obligated to make a good faith effort to market the Company's current products within 12 months of the date of the Distribution Agreement and to make good faith efforts to market future products within 18 months following the Company's first commercial sale of any such product. The Company is obligated to offer ConvaTec a right of first refusal to market all future products, and prior to entering into a distribution agreement for any such product with a third party, the Company must offer ConvaTec a final opportunity to market such product on terms no less favorable to ConvaTec than those offered to the third party.

The Distribution Agreement has an initial term expiring August 31, 2000. ConvaTec may, at its option, renew the Distribution Agreement for an additional five-year term, and may thereafter renew the Distribution Agreement for up to five additional one-year renewal periods. Either party may terminate the Distribution Agreement only upon the other party's material breach of the Distribution Agreement, bankruptcy or insolvency, or inability to perform under the Distribution Agreement for a period of more than six months. The Distribution Agreement may not be terminated in the event that a third party acquires the Company. The Company has agreed to indemnify ConvaTec against certain liabilities, including any patent infringement claims by third parties. Under a separate agreement, the Company supplies ConvaTec with tape-on ULTRAFLEX male external catheters. This agreement has an initial term expiring September 1999 and is subject to automatic annual renewals cancelable on six months notice by either party. The agreement is terminable for a material breach. It may also be terminated any time after September 1996, upon six months written notice given by ConvaTec without cause, or given by the Company if ConvaTec fails to make certain agreed minimum purchases.

Subsequent to entering the Distribution Agreement, the Company and ConvaTec have also agreed upon the parameters of certain joint clinical preference testing and clinical trials of certain of the Company's devices which will be marketed by ConvaTec under the Distribution Agreement.

HOLLISTER. The Company is the exclusive supplier of Hollister's requirements of self-adhering non-latex male external catheters which Hollister resells as its own PolyTech(tm) brand. The Company's agreement with Hollister provides that Hollister will purchase at least $2,800,000 ($700,000 annually) of self-adhering ULTRAFLEX male external catheters during the four year period ending April 30, 1998, subject to extension through good faith negotiations. As a part of its agreement with Hollister, the Company has agreed to restrict its ability to sell self-adhering ULTRAFLEX male external catheters on a private label basis to other manufacturers and distributors for distribution outside of the United States and Canada.

BAXTER EUROMEDICAL. For the two years ending November 30, 1996, the Company has an exclusive agreement to supply Baxter Euromedical (but not any other subsidiary or affiliate of Baxter Healthcare Corporation) with Baxter Euromedical's requirements of silicone Foley catheters. Under the agreement, Baxter Euromedical is the exclusive distributor of the Company's standard silicone Foley catheters in Japan, Canada, Western Europe and the Balkans (subject to grandfather rights for the Company's pre-existing foreign distributors), and Baxter Euromedical is also a non-exclusive distributor of silicone Foley catheters for all other territories.

MENTOR. Pursuant to a Male External Catheter License, Sales and Distribution Agreement, as modified in September 1995 as part of a settlement of litigation between Mentor and the Company (the "MEC Agreement"), Mentor has the exclusive right to distribute and sell the Company's silicone male external catheters in the United States and the United Kingdom, and the non-exclusive right to sell the Company's silicone male external catheters outside those sales territories. Mentor is under no obligation to make minimum purchases or to sell the silicone male external catheters at all. Under the MEC Agreement, Mentor's exclusive distribution rights in those territories expire September 8, 1996, unless earlier terminated. The MEC Agreement also grants Mentor a paid-up, royalty free license under any patent that may issue in relation to the Company's silicone male external catheters which allows Mentor to manufacture silicone male external catheters or to use the technology for any other purpose. This license will become effective September 8, 1996, unless Mentor exercises its right to accelerate the effectiveness of this license. At the time Mentor's license becomes effective, Mentor will lose its exclusive distribution rights, and the Company will become free to sell silicone catheters under the Company's own brand in the United States and the United Kingdom, in addition to its current right to market the silicone male external catheter in other worldwide markets.

EMPLOYEES

As of June 6, 1996, the Company employed 96 full-time employees, of whom 76 were in manufacturing, and the remainder in administration, sales and research and development. The Company is not a party to any collective bargaining agreement and believes its employee relations are good.

FACILITIES

The Company's existing facility consists of a 20,000 square foot manufacturing and office building located on a 3.5 acre site owned by the Company in the Stewartville Industrial Park, Stewartville, Minnesota. The facility presently provides approximately 18,000 square feet of manufacturing and research and laboratory space and 2,000 square feet of office space.

The Company is presently constructing an additional facility primarily for the manufacture of the FEMSOFT devices. This new facility is located near the site of the Company's current facility and will contain approximately 56,000 square feet of office, storage, manufacturing, chemical handling and clean room manufacturing space. Upon completion of construction, the Company plans to equip this new facility with an automated production line for the FEMSOFT products, a liquid injection molding machine, packaging equipment and miscellaneous support equipment.

LEGAL PROCEEDINGS

The Company is not involved in any material legal proceedings.



                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of the Company are as follows:

NAME                    AGE   POSITION
- ----                    ---   --------
Anthony J. Conway        51   Chairman of the Board, Chief Executive Officer and
                              President

Alfred T. Mannino        47   Executive Vice President

Philip J. Conway         40   Director and Vice President of Operations

Richard D. Fryar         49   Director and Vice President of Research and
                              Development

Martyn R. Sholtis        37   Vice President of Sales and Marketing

Horst Oeckinghaus        67   Vice President of International Sales

Brian J. Wierzbinski     37   Chief Financial Officer

Darnell L. Boehm         47   Director

Peter R. Conway          41   Director

Roger W. Schnobrich      66   Director

ANTHONY J. CONWAY, a founder of the Company, has served as Chairman of the Board, Chief Executive Officer and President of the Company since May 1988. In addition to his duties as Chief Executive Officer, Mr. Anthony Conway actively contributes to the Company's research and development and design activities. From 1979 to March 1988, he was President, Secretary and Treasurer of Arcon Corporation ("Arcon"), a company that he co-founded in 1979 to develop, manufacture and sell latex-based male external catheters and related medical devices. Prior to founding Arcon, Mr. Anthony Conway worked for twelve years for International Business Machines Corporation ("IBM") in various research and development capacities. Mr. Anthony Conway is one of the named inventors on numerous patent applications that have been assigned to the Company, eleven of which have resulted in issued patents.

ALFRED T. MANNINO has served as Executive Vice President of the Company since November 1994. Mr. Mannino is generally responsible for strategic planning for the Company's growth, the supervision of the Company's sales and marketing activities, the development of the Company's sales organization and the coordination of and arrangements for the Company's clinical studies. From 1991 to 1994 he served as Vice President of Sales and Marketing of Dacomed Corporation, a company that produces and sells incontinence and impotence devices and diagnostic equipment. From 1982 to 1991 he served as Vice President of Sales and Marketing of Mentor.

PHILIP J. CONWAY, a founder of the Company, has served as a Director and as Vice President of Operations of the Company since May 1988. Mr. Philip Conway is responsible for overseeing plant design and operation, and is also active in the Company's research and development and design activities. From 1979 to March 1988, Mr. Philip Conway served as Plant and Production Manager of Arcon, a company that he co-founded. Prior to joining Arcon, Mr. Philip Conway was employed in a production supervisory capacity by AFC Corp., a manufacturer and fabricator of fiberglass, plastics and other composite materials. He is one of the named inventors on numerous patent applications that have been assigned to the Company, eleven of which have resulted in issued patents.

RICHARD D. FRYAR, a founder of the Company, has served as a Director and as Vice President of Research and Development of the Company since May 1988. Mr. Fryar is responsible for overseeing the Company's research and development and regulatory affairs activities. From 1984 to March 1988, Mr. Fryar was employed by Arcon, a company that he co-founded, in research and development capacities. From 1969 to 1984, he was employed by IBM in various research and development capacities. He is one of the named inventors on numerous patent applications that have been assigned to the Company, eleven of which have resulted in issued patents.

MARTYN R. SHOLTIS has served as Vice President of Sales and Marketing of the Company since April 1992. Mr. Sholtis' responsibilities include implementation of the Company's sales and marketing strategy and the maintenance of the Company's relationships with certain of the Company's private label customers. From 1985 to April 1992 Mr. Sholtis was employed by Sherwood Medical, a company that manufactures and sells Foley catheters and a variety of other urologic and hospital-based medical products, most recently as Regional Sales Manager for the Nursing Care Division, with responsibility for twelve states in the midwest region.

HORST OECKINGHAUS has served a the Company's Vice President of International Sales since March 1996. Mr. Oeckinghaus's is responsible for establishing and overseeing the Company's foreign distributor's of Rochester Medical branded products. From October 1994 through March 1996, Mr. Oeckinghaus was the owner and principal officer of International Marketing Company which served as an independent marketing a sales consultant for overseas sales of technical products, including service to the Company. From 1989 through October 1994, Mr. Oeckinghaus was employed as Vice President International by Osborn Medical Systems. Mr. Oeckinghaus has over 35 years experience in international sales. He is a member of the Society of Plastic Engineers and of the American Society of Tool and Manufacturing Engineers, and he holds a masters of business administration equivalent degree from the Universities of Bonn and Hamburg.

BRIAN J. WIERZBINSKI has served as the Company's Chief Financial Officer since February 1996, with principal responsibility for management of the Company's financial and administrative affairs. From 1986 until joining the Company in 1996, Mr. Wierzbinski was employed in various financial and financial management capacities by Ecolab, Inc., most recently as Asia Pacific Vice President, planning and control. Prior to joining Ecolab, Mr. Wierzbinski was employed for six years in various audit and audit management capacities by KPMG Peat Marwick. Mr. Wierzbinski is a certified public accountant and holds a BA degree in accounting and business administration from St. Johns University, Collegeville, Minnesota.

DARNELL L. BOEHM has served as a Director of the Company since October 1995. Since 1986, Mr. Boehm has served as a Director and the Chief Financial Officer and Secretary of Aetrium, Inc., a manufacturer of electromechanical equipment for handling and testing semiconductor devices. From October 1988 to March 1993, Mr. Boehm served as the Acting President of Genesis Labs, Inc., a manufacturer of medical diagnostic products. He is also the principal of Darnell L. Boehm & Associates, a management consulting firm.

PETER R. CONWAY has served as a Director of the Company since May 1988. He is a Director and the Chairman and Chief Executive Officer of Halcon Corporation, a manufacturer of quality custom office furniture of which he was a co-founder in 1978. From 1979 to 1985 Mr. Peter Conway served as a director of Arcon.

ROGER W. SCHNOBRICH has served as a Director of the Company since October 1995. Mr. Schnobrich is a senior attorney with the Minneapolis, Minnesota, law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. Mr. Schnobrich serves as a director of Developed Technology Resource Inc., a company that invests in business, technology and infrastructure in the former Soviet Union.

Messrs. Anthony Conway, Philip Conway and Peter Conway are brothers.

The Company's Bylaws provide that the shareholders or the Board of Directors of the Company may set the number of directors that constitute the Company's Board of Directors. The number of directors is currently set at six. Each director is elected at the annual meeting of shareholders to hold office until the annual meeting of shareholders next held after his or her election. The Board of Directors has recently established an Audit Committee consisting of Messrs. Boehm and Schnobrich, which reviews the results and scope of the audit and other services provided by the Company's independent auditors.

The Company's Executive Officers are elected by, and serve at the pleasure of, the Company's Board of Directors for an annual term coinciding with the Company's annual meeting of shareholders.

EXECUTIVE COMPENSATION

The Board of Directors determines the level of compensation paid to the Company's executive officers. All compensation paid by the Company for services rendered during the fiscal years ended September 30, 1993, 1994 and 1995 for each executive officer is set forth in the following table:

                           SUMMARY COMPENSATION TABLE


                                            ANNUAL COMPENSATION
                                          -----------------------
                               FISCAL                 OTHER ANNUAL      ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY      COMPENSATION     COMPENSATION
- ---------------------------     ----      ------      ------------     ------------
Anthony J. Conway(1)            1995     $ 53,000            --               --
  Chief Executive Officer       1994       55,000            --               --
  and President                 1993       53,000            --               --

Alfred T. Mannino               1995      105,000            --               --
  Executive Vice President      1994           --            --          $86,500(2)
                                1993           --            --               --

Philip J. Conway(3)             1995       67,500            --               --
  Vice President of             1994       64,200            --               --
  Operations                    1993       53,000            --               --

Richard D. Fryar(4)             1995       67,500            --               --
  Vice President of Research    1994       64,200            --               --
  and Development               1993       53,000            --               --

Martyn R. Sholtis               1995      126,500       $ 7,602(5)            --
  Vice President of Sales       1994      106,964         7,642(5)            --
  and Marketing                 1993      108,000        12,000(5)            --

Horst Oeckinghaus(6)            1995           --(3)         --               --
  Vice President of             1994           --(3)         --               --
  International Sales           1993           --(3)         --               --

Brian J. Wierzbinski(7)         1995           --(4)         --               --
  Chief Financial Officer       1994           --(4)         --               --
                                1993           --(4)         --               --


(1) Mr. Anthony J. Conway's salary for fiscal 1996 has been established by the Board of Directors at $100,000.

(2) In connection with Mr. Mannino's acceptance of employment with the Company, he received a bonus consisting of 4,000 shares of Common Stock valued at $35,000 and relocation benefits of $51,500.

(3) Mr. Philip J. Conway's salary for fiscal 1996 has been established by the Board of Directors at $85,000.

(4) Mr. Fryar's salary for fiscal 1996 has been established by the Board of Directors at $85,000.

(5) Includes automobile and insurance benefits.

(6) Mr. Oeckinghaus joined the Company as Vice President of International Sales in March 1996 at an annual salary of $70,000. In connection with his employment, Mr. Oeckinghaus was granted stock options to purchase 15,000 shares of the Company's Common Stock at an exercise price of $14.50 per share.

(7) Mr. Wierzbinski joined the Company as Chief Financial Officer in February 1996 at an annual salary of $100,000. In connection with his employment, Mr. Wierzbinski was granted stock options to purchase 80,000 shares of the Company's Common Stock at an exercise price of $14.38 per share. Mr. Wierzbinski also received certain relocation benefits in the approximate amount of $55,000.

MEDICAL ADVISORY BOARD

The Company has established a Medical Advisory Board comprised of individuals with expertise in fields relevant to the Company. Members of the Company's management and scientific and technical staff will consult with members of the Medical Advisory Board from time to time. The current members of the Medical Advisory Board are:

TAMARA G. BAVENDAM, M.D., is an Associate Professor of Urology and Director of the Female Urology Clinic at the University of Washington in Seattle, Washington. Dr. Bavendam is also a member of the Board of Directors of Help for Incontinent People, Inc., and the President and a member of the Board of Directors of Women in Urology.

DIANE KASCHAK NEWMAN, R.N.C., M.S.N., is an adult nurse practitioner who has nine years of experience with the assessment and management of urinary incontinence. Ms. Newman is the founder and President of DKN & Associates, Inc., Chief Executive Officer and President of Access to Continence Care & Treatment, Inc., and founder and owner of Golden Horizons, Inc., all three of which are companies devoted to various aspects of the assessment and management of urinary incontinence. Ms. Newman is Co-chairperson of the Clinical Practice Guideline on "Urinary Incontinence in the Adult" of the Agency for Health Care Policy and Research at HHS. Ms. Newman is also the Executive Director of the Institute for Health Promotion and Research.

                          DESCRIPTION OF CAPITAL STOCK

The Company's authorized stock consists of 20,000,000 shares of capital stock without par value. As of May 31, 1996, there were 4,047,500 shares of Common Stock outstanding, held of record by 120 shareholders.

COMMON STOCK

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. There is no cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and in liquidation and to share pro rata in any other distribution to the holders of Common Stock. See "Dividend Policy." Holders of Common Stock have no preemptive or subscription rights. There are no conversion rights, redemption rights, sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

The Company's Board of Directors is authorized to establish by resolution different classes or series of stock and to fix the rights, preferences and privileges, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series without any further vote or action by the shareholders. Although there is no current intention to do so, the issuance of a class or series of preferred stock with certain special rights or privileges could have the effect of delaying, deferring or preventing a change in control of the Company which may adversely affect the voting and other rights of the holders of Common Stock. See "Risk Factors -- Possible Issuances of Preferred Stock; Anti-Takeover Effect of Minnesota Law."

REGISTRATION RIGHTS

COMMON STOCK. Holders of 240,000 outstanding shares of Common Stock (the "Registrable Common Stock") have registration rights pursuant to an agreement with the Company. Under this agreement, if the Company proposes to register any of its securities under the Securities Act, holders of the Registrable Common Stock are entitled, subject to certain restrictions and exceptions, to include their Registrable Common Stock in such registration. The underwriters of any such offering have the right, in certain circumstances and subject to certain conditions, to reduce the number of shares of Registrable Common Stock included in the offering. The Company is required to bear all registration and selling expenses (other than underwriters' discounts and commissions and fees and expenses of counsel or accountants for holders of Registrable Common Stock) in such offering. One of the exceptions to the obligation to include shares of Registrable Common Stock in a registration applies to registrations that occur at such time as the shares of Registrable Common Stock are eligible for resale pursuant to Rule 144(k) under the Securities Act. This exception generally applies to the Registration Statement filed in connection with this offering.

WARRANTS. The holders of warrants to purchase an aggregate of 80,000 shares of Common Stock and the holders of 60,000 shares of Common Stock issued upon the exercise of certain warrants (collectively, the "Warrantholders") have certain registration rights pursuant to various agreements with the Company. The Registration Statement, of which this Prospectus is a part, has been filed in order to permit the Warrantholders to resell the shares issued upon exercise of such warrants.

REGISTRATION RIGHTS OF CONVATEC. Under the terms of a loan from ConvaTec to the Company, ConvaTec has the right at any time to convert all amounts (including accrued interest) then outstanding under the loan into Common Stock (the "Conversion Stock") at a conversion price of $19.00 per share. For three years from the date of any such conversion, ConvaTec will have the right (subject to certain limitations) to include shares of Conversion Stock then owned by ConvaTec in any registration statement that the Company proposes to file or is required to file. The Company is required to bear all expenses of the registration except for underwriting commissions, discounts and transfer taxes, if any, relating to shares of Conversion Stock sold by ConvaTec pursuant to the registration. If ConvaTec had converted all amounts outstanding under the loan as of March 31, 1996, ConvaTec would have received 167,269 shares of Common Stock, inclusive of shares issuable for interest accrued through that date.

STATE LAW PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT. Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of the shareholders of the Company prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then-fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

INDEMNIFICATION OF CERTAIN PERSONS

Minnesota law and the Company's Bylaws provide that the Company shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with the Company against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock is Norwest Bank, Minnesota, N.A.

                              SELLING SHAREHOLDERS

The following table sets forth certain information with respect to each Selling Shareholder for whom the Company is registering Shares of Common Stock that have been, or will be, issued to the Selling Shareholders pursuant to their exercise, respectively, of warrants, previously issued in connection with previous financings of the Company, for resale to the public. Except as indicated, no material relationships exist between any of the Selling Shareholders and the Company nor have any such material relationships existed within the past three years, except as set forth below.

The sale of the Selling Shareholders' Common Stock may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Shareholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

                                 NUMBER OF         PERCENTAGE          AMOUNT         PERCENTAGE
NAMES OF SECURITY HOLDERS    SHARES OFFERED(1)   BEFORE OFFERING   AFTER OFFERING   AFTER OFFERING
- -------------------------    -----------------   ---------------   --------------   --------------
Equity IRA Company(2)              42,000             1.01%             7,500              *
Peter L. Hauser(2)                 16,800             3.02%            66,014            1.60%
David B. Johnson                   28,000               *                  *               *
Paul R. Kuehn                      28,000               *                  *               *
Man & Co.                          25,200               *                  *               *
                                  -------
 Total                            140,000
                                  =======

* Less than one percent.

(1) For purposes hereof, unless otherwise noted, it is assumed that the Selling Shareholders will sell all the stock described in this table.

(2) These shares held by Equity IRA Company are held beneficially for the account of Peter L. Hauser.

Selling Shareholders may effect such transactions by selling their Common Stock directly to purchasers, through broker-dealers acting as agents for the Selling Shareholders or to brokerdealers who may purchase Common Stock as principals and thereafter sell the Common Stock from time to time in the over-the-counter market in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

The Selling Shareholders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them any profit on the resale of the Common Stock might be deemed to be underwriting discounts and commissions under the Securities Act.

                             PLAN OF DISTRIBUTION

The shares offered by the Selling Shareholders may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders, at their sole discretion. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares of Common Stock offered by the Selling Shareholders are not being underwritten. The Company will not receive any proceeds from the sale of any Common Stock by the Selling Shareholders.

In general, the shares may be sold by one or more of the following means: (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange (if the securities are then listed on an exchange); and (d) ordinary brokerage transactions and transaction in which the broker solicits purchasers. In effecting sales, broker or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended in connection with such sales.

To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters, and the amount of any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Such Prospectus supplement will also set forth information regarding indemnification by the Company of the Selling Stockholders and any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933.

In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for the Company by George H. Frisch, Minneapolis, Minnesota. Mr. Frisch may be deemed to own beneficially 146,800 shares of the Company's Common Stock, including shares owned by his wife. Mr. Frisch is related by marriage to Anthony J. Conway, Philip J. Conway and Peter R. Conway, two of whom are officers, and all of whom are directors, of the Company.

                                     EXPERTS

The financial statements of the Company as of September 30 1994 and 1995, and for the fiscal years then ended appearing in Rochester Medical Corporation's Annual Report (Form 10-KSB) for the year ended September 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference and in the Registration Statement. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The statements in this Prospectus under the captions "Risk Factors -Dependence on Patents and Proprietary Rights" and "Business -- Patents and Proprietary Rights" have been reviewed and approved by Merchant, Gould, Smith, Edell, Welter & Schmidt, P.A., patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                              AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD 20850, which supervises the Nasdaq Market on which the Common Stock is traded.

The Company has filed a Registration Statement on Form S-3, under the Securities Act, including amendments thereto, relating to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document (if any) filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the Commission by the Company are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-KSB for the fiscal years ended September 30, 1995.

(b) The Company's proxy statement dated January 2, 1996 for its Annual Meeting of Stockholders held on February 8, 1996.

(c) The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended December 31, 1995 and March 31, 1996.

(d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-2 (Registration No. 33-97788), and incorporated by reference into the Company's Registration Statement on Form 8-A (File No. 0-18933) relating to its Common Stock, filed by the Company with the Commission on December 11, 1990.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereby offered shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide, without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such documents should be addressed to Brian J. Wierzbinski, Chief Financial Officer, Rochester Medical Corporation, 1500 Second Avenue NW Stewartville, MN 55976; telephone number (507) 533-4203.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OF SOLICITATION.

            TABLE OF CONTENTS

                                   Page
                                   ----
Prospectus Summary                    3
Risk Factors                          5
Use of Proceeds                      12
Price Range of Common Stock          12
Capitalization                       13
Selected Financial Data              14
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations           15
Business                             20
Management                           42
Description of Capital Stock         45
Selling Shareholders                 47
Plan of Distribution                 48
Legal Matters                        48
Experts                              48
Available Information                48
Incorporation of Certain
 Information by Reference            49


                                 140,000 SHARES


                                     [LOGO]


                                  COMMON STOCK


                                   PROSPECTUS




                                   June , 1996





                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be borne by the Company in connection with the issuance and distribution of the Shares of Common Stock offered hereby:


SEC registration fee                     $   857
NASD filing fee                              749
Printing expenses                         25,000
Accounting fees and expenses               3,500
Fees and expenses of Issuer's Counsel     25,000
Transfer agent and registrar fees          1,500
Miscellaneous                             13,394
                                         -------
    TOTAL                                $70,000
                                         =======



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 302A.521 of the Minnesota Business Act, as now enacted, provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present capacity of the person against judgments, penalties, fines (including without limitations, excise taxes assessed against such perosn with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys fees and disbursements incurred by such person in connection with the proceeding if, with respect to the acts or ommissions of such person complained of in the proceeding, such person (i) has not been indemnified therefor by another organization, (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 (with respect to director conflict of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation.

The Restated Bylaws of the Registrant provide that the Registrant shall indemnify its officers and directors for such expenses and liabilities, in such manner, under such circumstances and to such extend as permitted by Section 302A.521 of the Minnesota Business Corporation Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a ) Exhibits

    4.1 Articles of Incorporation of the Company as amended. (Incorporated by reference to Exhibit 4.1 of Registrant's Registration Statement on Form S-2, Registration Number 33-97788).

    4.2    Restated Bylaws of the Company (Incorporated by reference to Exhibit
           3.2 of Registrant's Registration Statement on Form S-18, Registration Number 33-36362-C).

    4.3 Amendment to Restated Bylaws of the Company (Incorporated by reference to Exhibit 4.3 of Registrant's Registration Statement on Form S-2, Registration Number 33-97788).

    4.4 Agreement dated September 29, 1995, among the Company, Miller, Johnson & Kuehn Incorporated and Equity Securities Trading Co., Inc.

    4.5 Common Stock Purchase Warrant issued to Paul R. Kuehn (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 25, 1991, filed with the Commission on July 26, 1991).

    4.6 Common Stock Purchase Warrant issued to David B. Johnson (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated July 25, 1991, filed with the Commission on July 26, 1991).

    4.7 Common Stock Purchase Warrant issued to Man & Co. (Incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated July 25, 1991, filed with the Commission on July 26, 1991).

    4.8 Common Stock Purchase Warrant issued to Peter L. Hauser (Incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K dated July 25, 1991, and filed with the Commission on July 26,
           1991).

    5.1 Opinion of George H. Frisch as to the legality of the issuance of Common Stock (including consent).

   11.1 Computation of Per Share Loss (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1995).

   23.1    Consent of George H. Frisch

   23.2    Consent of Ernst & Young LLP

   23.3    Consent of Merchant, Gould, Smith, Edell, Welter & Schmidt P.A.

   24.1    Powers of Attorney


ITEM 17. UNDERTAKINGS.

       (a) RULE 415 OFFERING.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a posteffective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the
                Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration or any material change to such information in the Registration Statement;

    PROVIDED, HOWEVER, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section l5(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING OF REGISTRATION STATEMENT ON FORM S-8.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stewartville, State of Minnesota, on July 17, 1996.


                                    ROCHESTER MEDICAL CORPORATION

                                    By: /S/ ANTHONY J. CONWAY
                                        Anthony J. Conway
                                        PRESIDENT




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 17, 1996.


      SIGNATURE                                 TITLE
      ---------                                 -----

/S/ ANTHONY J. CONWAY           Chairman of the Board, President and Director
Anthony J. Conway               (Principal Executive Officer)

/S/ BRIAN J. WIERZBINSKI        Chief Financial Officer (Principal Financial
Brian J. Wierzbinski            Officer)


        *                       Director
Darnell Boehm

        *                       Director
Peter R. Conway

        *                       Director
Philip J. Conway

        *                       Director
Richard Fryar

        *                       Director
Roger Schnobrich

* By: /S/ BRIAN J. WIERZBINSKI
      Brian J. Wierzbinski
      Attorney-in-Fact


INDEX TO EXHIBITS


 EXHIBIT
  NUMBER    DESCRIPTION                                                                 PAGE
    4.1     Articles of Incorporation of the Company, as amended                          *

    4.2     Restated Bylaws of the Company                                                *

    4.3     Amendment to Restated Bylaws of the Company                                   *

    4.4     Agreement dated September 29, 1995, among the Company, Miller, Johnson
            & Kuehn Incorporated and Equity Securities Trading Co., Inc.                  *

    4.5     Common Stock Purchase Warrant issued to Paul R. Kuehn                         *

    4.6     Common Stock Purchase Warrant issued to David B. Johnson                      *

    4.7     Common Stock Purchase Warrant issued to Man & Co.                             *

    4.8     Common Stock Purchase Warrant issued to Peter L. Hauser                       *

    5.1     Opinion of George H. Frisch as to the legality of issuance of the
            Common Stock (including consent)                                              *

   11.1     Computation of Per Share Loss                                                 *

   23.1     Consent of George H. Frisch (included in Exhibit 5.1)                         *

   23.2     Consent of Ernst & Young LLP                                                  *

   23.3     Consent of Merchant, Gould, Smith, Edell, Welter & Schmidt P.A.               *

   24.1     Powers of Attorney                                                            *




* Previously filed or incorporated by reference on page II-2 to a previously filed exhibit or report.